     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          INTERLINK ELECTRONICS, INC.
             (Exact Name of registrant as specified in its charter)

            DELAWARE                            3679                           77-0056625
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)           Identification No.)

                            ------------------------

                                 546 FLYNN ROAD
                              CAMARILLO, CA 93012
                            TELEPHONE (805) 484-8855
(Address and telephone number of principal executive offices and principal place of business)
                           --------------------------

                                 PAUL D. MEYER
                                 546 FLYNN ROAD
                              CAMARILLO, CA 93012
                            TELEPHONE (805) 484-8855
           (Name, address and telephone number of agent for service)
                           --------------------------

                                   COPIES TO:

            JOHN J. HALLE, ESQ.                           PETER T. HEALY, ESQ.
           JASON M. BRAUSER, ESQ.                     C. BROPHY CHRISTENSEN, ESQ.
              STOEL RIVES LLP                            O'MELVENY & MYERS LLP
            900 SW FIFTH AVENUE                             275 BATTERY ST.
             PORTLAND, OR 97204                         SAN FRANCISCO, CA 94111
               (503) 224-3380                                (415) 984-8700

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
   SECURITIES TO BE REGISTERED           REGISTERED             PER UNIT              PRICE(1)          REGISTRATION FEE
Common Stock(2)...................       2,875,000              $80.3125          $230,898,437.50           $60,958

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended.

(2) Includes 375,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Prospectus (Not Complete)
Issued March 24, 2000

                                2,500,000 SHARES

                                [INTERLINK LOGO]

                          INTERLINK ELECTRONICS, INC.

                                  COMMON STOCK

                                ----------------

    Interlink Electronics is offering 2,143,512 shares of our common stock, and the selling stockholders are offering 356,488 shares of our common stock in a firmly underwritten offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

    Our common stock is listed on the Nasdaq National Market under the symbol "LINK." The last reported sale price of our common stock on the Nasdaq National Market on March 23, 2000 was $59.71 per share on a split-adjusted basis
($89.56 actual).

                            ------------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

                                                            Per Share          Total
                                                            ---------         --------
Offering Price                                              $                   $
Discounts and Commissions to Underwriters                   $                   $
Offering Proceeds to Interlink                              $                   $
Offering Proceeds to the Selling Stockholders               $                   $

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We and the selling stockholders have granted the underwriters the right to purchase up to an additional 375,000 shares of common stock to cover over-allotments. The underwriters can exercise this right at any time within thirty days after this offering. Banc of America Securities LLC expects to
deliver the shares of common stock to the purchasers on              , 2000.

Banc of America Securities LLC

                       Robertson Stephens

                                              Wit SoundView

                            ------------------------

                                           , 2000

                              [Inside front cover]

                Creating New Standards with Intuitive Interface

                                                            [HOME ENTERTAINMENT]

[Picture of people in a room at home watching TV and using an InterTouch interface device.]

                          IntuiTouch Interface Device

Our IntuiTouch interface device will use proprietary technologies such as Pad-to-Screen Mapping, VersaPad touchpads, gesture control and RemoteLink wireless communications protocol to create an intuitive device that will be capable of communicating with and controlling many home entertainment applicances.

                                          [Picture of a hand holding the
                                          IntuiTouch interface device]

    YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED IN IT BY REFERENCE. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY ONLY BE ACCURATE AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      3
Risk Factors................................................      7
Forward-Looking Statements..................................     16
Use of Proceeds.............................................     17
Price Range of Common Stock.................................     17
Dividend Policy.............................................     17
Capitalization..............................................     18
Dilution....................................................     19
Selected Financial Data.....................................     20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     21
Business....................................................     26
Management..................................................     36
Principal and Selling Stockholders..........................     38
Description of Capital Stock................................     40
Underwriting................................................     42
Legal Matters...............................................     44
Experts.....................................................     44
Where You Can Find More Information.........................     45
Index to Consolidated Financial Statements..................    F-1

    Various registered trademarks of Interlink appear in this prospectus in italicized type. Each trademark, tradename or service mark of any other company appearing in this prospectus belongs to its holder.

    References to "Interlink," "we," "our" or "us" refer to Interlink Electronics, Inc., and all entities owned or controlled by Interlink.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST.

                          INTERLINK ELECTRONICS, INC.

    We are a leader in the development of intuitive interface devices for a variety of home and business applications. Our products for the home entertainment and business communications markets enable a user to wirelessly control and communicate with various products such as digital set-top boxes, digital televisions, business presentation projectors and other electronic products, which we refer to as appliances, by providing an intuitive device on which the user can remotely input a variety of commands. In addition, our electronic transactions product, EPAD, is a key component in providing a turnkey electronic signature solution for the workflow automation and business-to-business e-commerce markets, which we refer to collectively as the e-transactions market. Our products incorporate our patented sensor and wireless communications technologies and proprietary applications and ergonomic designs.

    While our strategy of using our collection of intuitive interface technologies to create products for the home entertainment and e-transactions markets is new, we are the leading supplier of intuitive interface devices and components for the business presentation market, where we sell both to original equipment manufacturers, or OEMs, and directly to consumers through reseller channels. Our OEM customers include computer, computer peripheral and business projector manufacturers, such as inFocus, Inc., Koninklijke Philips Electronics N.V., NEC Corporation, Sharp Corporation, Sony Corporation and Toshiba Corporation.

    In recent years, the number and types of computing, information and entertainment appliances both in the home and in business have increased dramatically. The convergence of television, computer technology and the Internet has created the demand for interactive applications on both the personal computer and the television. As a result, traditional interface devices, such as standard button-based remote controls and keyboards, are no longer intuitive or capable of interacting with more sophisticated applications. Our solution is to develop products that enable users to communicate with, and control, computers, televisions, business presentation projectors and other complex electronic appliances. Our proprietary technologies allows us to offer products with a number of benefits not available with traditional remote controls, such as:

    - easy to use touchpad technology, which accepts finger or pen input and eliminates the need for button-based devices;

    - intuitive pad-to-screen mapping, which permits users to control an appliance without looking at our device and provides an on-screen "virtual" keyboard, but does not require the user to click or cursor through multiple menu items;

    - innovative gesture control, which allows users to input or write commands on a screen by touching and moving a finger or pen on a touchpad;

    - enhanced wireless communications technology that combines radio frequency, or RF, methodology with traditional infrared, or IR, to support high bandwidth applications and allow simultaneous and non-line-of-sight control of several appliances; and

    - functional and ergonomic designs that incorporate easy to use innovations such as our patented CLICKTRIGGER button.

    Businesses are seeking electronic signature solutions to facilitate electronic commerce and automate business processes. However, there are few cost-effective turnkey products commercially available, requiring businesses to develop proprietary software and hardware solutions. Our solution is a product that enables users to electronically sign documents necessary to conduct e-transactions.

    Our strategy is to use our collection of technologies to become the leading provider of intuitive interface devices for the home and business markets. The principal elements of our strategy are as follows:

    - develop intuitive interface devices that are compatible with most home entertainment appliances and evolving technologies;

    - aggressively market our EPAD product to the e-transactions market for workflow automation and e-commerce applications;

    - maintain our leadership position in the business communications market;

    - develop proprietary applications to facilitate our entry into new markets; and

    - enhance our current technology and develop or acquire new technology and applications.

    A key component of our strategy to enter the home entertainment and e-transactions markets is to establish, and expand existing, relationships with our OEM customers and providers of complementary technologies. For example, we are working with PSW Technologies Inc. to develop applications that can run on our customers' home entertainment systems and be controlled by our products. In the e-transactions market we are working with leading electronic signature software developers such as Silanis Technology, Inc. and Communications Intelligence Corporation, or CIC, to create turnkey electronic signature solutions for end-users of our product. We also are establishing pilot programs with large businesses to introduce our EPAD product to the workflow automation market.

    We were incorporated in California in February 1985 and reincorporated in Delaware in July 1996. The mailing address of our principal executive offices is 546 Flynn Road, Camarillo, California 93012 and our telephone number is
(805) 484-8855. We maintain a Website on the Internet at "www.interlinkelectronics.com." Our Website and the information contained in it are not a part of this prospectus.

                                  THE OFFERING

Common stock offered by us...................  2,143,512 shares

Common stock offered by the selling            356,488 shares
  stockholders...............................

Common stock to be outstanding after this
  offering...................................  11,086,264 shares

Use of proceeds..............................  The net proceeds to Interlink from this offering, estimated to be approximately
                                               $      , will be used for product
                                               development, marketing, working capital and
                                               general corporate purposes. We may use a
                                               portion of the net proceeds to acquire
                                               complementary technologies or businesses;
                                               however, we currently have no commitments or
                                               agreements relating to such acquisitions.

Nasdaq National Market symbol................  LINK

    Common stock to be outstanding after this offering is based on 8,673,866 shares outstanding as of March 20, 2000, and excludes shares exercisable under incentive stock options as follows:

    - 3,410,000 shares of common stock issuable upon exercise of options outstanding under our 1993 and 1996 stock option plans at March 20, 2000 at a weighted average exercise price of $9.76 per share less
      268,886 options exercised in conjunction with the sale of common stock by the selling stockholders; and

    - 182,227 shares of common stock reserved for future grants or issuance under our stock option plans.

                   ASSUMPTIONS THAT APPLY TO THIS PROSPECTUS

    Unless otherwise indicated, all information in this prospectus reflects the following:

    - completion of a three-for-two stock split effected in the form of a dividend to stockholders of record on March 20, 2000; and

    - no exercise by the underwriters of their over-allotment option to purchase up to 375,000 additional shares of common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables present our summary consolidated statement of operations data for fiscal 1995 through 1999 and our summary consolidated balance sheet data as of December 31, 1999. You should read the following data together with the more detailed information contained in "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus. Consolidated balance sheet data is presented on an actual basis and as adjusted to reflect the sale of 2,143,512 shares of common stock offered by us in this offering at an assumed public offering price of $59.71 per share and after deducting the estimated underwriting discounts and commissions and offering expenses and giving effect to the application of the net proceeds. The summary consolidated financial data gives effect to the three-for-two stock split effected in the form of a dividend to stockholders of record on March 20, 2000.

                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1995       1996       1997       1998       1999
                                                 --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUPPLEMENTAL STATEMENT OF OPERATIONS DATA:
Revenue........................................  $10,741    $13,485    $19,153    $22,095    $28,106
Gross profit...................................    5,489      6,457      7,324      8,141     10,466
Operating income...............................       68        606        169        888      2,442
Net income.....................................  $   150    $   515    $    30    $   402    $ 2,108

Earnings per share--basic......................  $  0.03    $  0.08    $  0.00    $  0.05    $  0.26
Earnings per share--diluted....................  $  0.02    $  0.07    $  0.00    $  0.05    $  0.21

Shares used in computing:
Earnings per share--basic......................    5,936      6,581      7,146      7,818      8,016
Earnings per share--diluted....................    7,139      6,903      7,530      7,818     10,014

                                                                      AS OF
                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
SUPPLEMENTAL BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 7,492      $126,918
Working capital.............................................   17,644       137,070
Total assets................................................   24,707       144,133
Total stockholders' equity..................................   18,247       137,673

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

                 RISKS RELATING TO OUR FUTURE FINANCIAL RESULTS

OUR NEW BUSINESS PLAN IS BASED ON ASSUMPTIONS THAT COULD PROVE TO BE INCORRECT, IN WHICH CASE OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS COULD BE ADVERSELY AFFECTED.

    A key element of our new business plan involves the expansion of our product lines to serve what we expect to be growing new markets in the home entertainment and e-transactions sectors. The success of our new plan depends on numerous assumptions that we cannot be sure are justified. If any of our key assumptions are incorrect, we could be unable to expand our business as we currently anticipate and we may make substantial investments in product development and marketing efforts that do not result in new product sales. Our assumptions include the following:

    - demand for intuitive interface devices in the home entertainment and e-transactions markets will increase rapidly;

    - our technology will adequately address market needs as they develop;

    - other companies with whom we have or may develop relationships will be successful in developing their technologies and addressing their markets;

    - other companies will not develop competing technologies that offer substantial technological or economic advantages over ours; and

    - industry standards will be adopted based on technologies with which our products can be made compatible.

    Our historical financial information does not reflect our new business strategy in the home entertainment or e-transactions markets, which may make it difficult to predict our actual results in future periods. Our historical financial information reflects the results of operations related almost exclusively to our business communication and specialty products markets, which accounted for 63% and 31%, respectively, of our 1999 sales. While we expect these businesses to continue as important contributors to our future financial performance, we expect future financial results to be significantly impacted by the results of our contemplated activities in the home entertainment and e-transactions markets. We have no internal historical data on which to base any forecast with respect to this performance. Because both of these markets are new, we and you are also unable to rely on historical results of other companies in those markets. The actual results of our future operations may differ materially from our anticipated results and may fail to justify the investment we expect to make in developing those markets.

WE ARE UNABLE TO PREDICT THE AMOUNT OR TIMING OF GROWTH IN MARKETS WHERE WE EXPECT MOST OF OUR FUTURE REVENUE GROWTH TO OCCUR, WHICH COULD RESULT IN SUBSTANTIALLY REDUCED EARNINGS OR LOSSES.

    Because the home entertainment and e-transactions markets are new and rapidly changing, we cannot predict the future characteristics of these markets, including their ultimate size or the amount of time that will be required to achieve the growth on which our new business plan is based. As a result, we may time our own investment of resources to address these markets in a way which either fails to meet actual demand or results in expenses that we cannot justify in light of actual sales volume. A failure to meet actual demand could put us at a competitive disadvantage, while an investment in markets that develop more slowly than anticipated could result in substantially reduced earnings or losses. We cannot assure you that we will be able accurately to forecast market demand in time to respond appropriately.

OUR OPERATING RESULTS ARE EXPECTED TO CONTINUE TO FLUCTUATE, WHICH MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

    Our future quarterly and annual operating results are subject to fluctuations due to a wide variety of factors, including:

    - the cyclicality of the home entertainment and e-transactions markets;

    - declines in average selling prices of our products;

    - oversupply of products on the market;

    - our failure to introduce new products and to implement technologies on a timely basis;

    - market acceptance of our and our customers' products;

    - failure to anticipate changing customer product requirements;

    - fluctuations in manufacturing yields;

    - failure to deliver products on a timely basis;

    - disruption in the assembly services;

    - changes in product mix;

    - timing of significant orders;

    - increased expenses associated with new product introductions or manufacturing changes; and

    - the ability of customers to make payments to us.

OUR SALES MAY BE CONCENTRATED WITH ONE OR MORE CUSTOMERS OR IN LIMITED MARKET OR GEOGRAPHIC AREAS, WHICH COULD MAKE FLUCTUATIONS IN REVENUE AND EARNINGS MORE SEVERE.

    Three customers accounted for approximately 14%, 12% and 11% of our 1999 sales. Approximately 63% of our sales were to our business communication customers and approximately 50% of our sales were to customers in Japan. There are a relatively limited number of OEMs that make business presentation products and we sell to many of them. The loss of a significant customer could have a material adverse impact on our sales and earnings. While we expect overall market size in the home entertainment and e-transactions markets to grow, it remains possible that significant penetration of these markets may depend on large volume sales to a limited number of potential customers. Concentration in our customer base may make fluctuations in revenue and earnings more severe and make business planning more difficult.

OUR NEW BUSINESS STRATEGY OF DEVELOPING PRODUCTS FOR THE HOME ENTERTAINMENT AND E-TRANSACTIONS MARKETS MAY NOT BE SUCCESSFULLY IMPLEMENTED BY US, AND IT IS DIFFICULT TO EVALUATE OUR STRATEGY BECAUSE IT IS NEW AND UNPROVEN.

    We have only recently begun to implement our new business strategy of developing products for the home entertainment and e-transactions markets, and we do not have an operating history with this new strategy upon which you can evaluate our prospects. In attempting to implement our new strategy, we are significantly changing our product development and marketing practices and management focus. We are also facing new risks and challenges, including a lack of meaningful historical financial data on which to plan future budgets, the need to develop new strategic relationships and other risks described in this prospectus. Our operating history is not indicative of our future performance under our new business strategy, and you should not rely on our past performance to predict our future performance. We may not be able to implement our new business strategy successfully.

WE HAVE NO SIGNIFICANT BACKLOG OF ORDERS IN OUR NEW HOME ENTERTAINMENT AND E-TRANSACTIONS BUSINESSES.

    Although our new business plan anticipates substantial growth in the home entertainment and e-transactions markets in the future, we currently have no significant backlog of orders from these markets. In particular, in the home entertainment market, significant orders will depend not only on customer acceptance of our products but on customer product design schedules for upgrades to their own products that will permit our products to function together. We cannot assure you that we will develop a significant e-transactions order backlog in the near future and we do not expect a significant home entertainment order backlog until at least 2002.

INTERNATIONAL SALES AND MANUFACTURING RISKS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    Our reliance on international sales and manufacturing exposes our business to several risks that are not generally encountered in domestic operations. Our revenue from international sales accounted for approximately 39%, 70% and 69% of net sales for 1997, 1998 and 1999, respectively. Substantially all of these sales were to customers in Japan. Accordingly, our future operating results will also depend on general economic conditions in Asia and our other markets. In addition, the markets for our products, which are cyclical, may not continue to grow. We anticipate that sales to international customers will continue to represent a significant percentage of our net sales. Moreover, our large volume non-Force Sensing Resistor manufacturing is currently performed by contractors in Asia. The manufacture and sale of products in foreign countries involves a number of risks relating to international trade transactions, local business practices and cultural considerations, including:

    - economic conditions in the countries in which manufacturing or sales occur, including Japan and China;

    - changes in trade policy and regulatory requirements;

    - duties, tariffs and other trade barriers and restrictions;

    - the burdens of complying with foreign laws;

    - foreign collection fluctuations; and

    - political and transportation risks.

Any of the above factors could, in the future, result in a material decrease in revenue and disrupt the supply of components from foreign markets.

OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES.

    International sales made through our Japanese subsidiary are generally denominated in yen. A weak yen would adversely affect total revenue and could result in a decrease in dollar revenue even though sales remained constant or increased. We also contract for most of our large-volume, non-FSR manufacturing in China. Although we contract in U.S. dollars, a weakening of the dollar could cause existing contracts to be uneconomical to the vendor and, therefore, require a renegotiation. Over the past two years, the valuations of many foreign currencies have fluctuated significantly relative to the U.S. dollar. The Japanese yen, in particular, has fluctuated in value due in part to the economic problems experienced by Asian countries. Although we engage in currency hedging transactions in order to mitigate the risks of currency fluctuations, we cannot assure you that these activities will protect us from such risks.

ANY INDUSTRY DOWNTURN IN THE MARKETS WE SERVE WOULD HARM OUR BUSINESS.

    A majority of our current products are incorporated into products such as remote controls and medical devices. These markets have from time-to-time experienced cyclical, depressed business conditions, often in connection with, or in anticipation of, a decline in general economic conditions. Such industry downturns have resulted in reduced product demand and declining average selling prices. Our business would be harmed by any future downturns in the markets that we serve.

                         RISKS RELATING TO OUR BUSINESS

WE MAY NOT BE ABLE TO DEVELOP AND INTRODUCE NEW PRODUCTS TO RESPOND TO EVOLVING INDUSTRY REQUIREMENTS IN A TIMELY MANNER.

    Technology, both in our markets and in our customers' markets, is undergoing rapid change. In order to maintain our leadership position in our existing markets and to emerge as a leader in new markets, we will have to maintain a leadership position in the technologies supporting those markets. Doing so will require, among other things, that we undertake the following:

    - accurately predict the evolving needs of our customers and develop, in a timely manner, the technology required to support those needs;

    - provide products that are not only technologically sophisticated but are also available at prices within consumer tolerances and competitive with comparable products;

    - establish and effectively defend our ownership of the intellectual property supporting our products; and

    - enter into relationships with other companies that have developed complementary technology on which our products also depend.

We cannot assure you that we will be able to achieve any of these objectives.

IF THE HOME ENTERTAINMENT AND E-TRANSACTIONS MARKETS DO NOT ADOPT OUR TECHNOLOGY, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

    Our business strategy is to develop intuitive interface devices for the home entertainment and e-transactions markets. These devices will be based on our proprietary FORCE SENSING RESISTOR, or FSR, and REMOTELINK technologies. If the home entertainment and e-transactions markets do not adopt these technologies, or other technologies we develop, our ability to sell products to these markets would be adversely affected. Alternatives to FSRs, such as strain gauges, piezo sensors and conductive rubber, and to REMOTELINK, such as traditional infrared or Bluetooth-TM-, could offer cost and performance advantages to OEMs that compete in those markets. We cannot assure you that our products or technologies will be adopted by significant segments of these markets, or at all.

OUR MARKETS ARE INTENSELY COMPETITIVE AND MANY OF OUR POTENTIAL COMPETITORS HAVE RESOURCES THAT EXCEED OUR OWN.

    Each of the markets in which we compete is intensely competitive and has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Competition is based on technology, established relationships, quality of support and price, and the business presentation interface market is relatively small at the present time. We expect that the home entertainment and e-transactions markets will be much larger and are likely to attract more intense competition. Many of our competitors and potential competitors offer broader product lines and have greater technological, financial, marketing, established business relationships and other resources that may afford them a competitive advantage.

    We may not be able to compete successfully against any of these competitors. Our ability to compete successfully in the home entertainment and e-transactions markets depends on factors both within and outside of our control, including:

    - the rate at which OEM customers incorporate our products into their systems;

    - the success of our customers' products;

    - product pricing;

    - access to advanced process technologies at competitive prices;

    - product functionality, performance and reliability;

    - successful and timely product development;

    - the gain or loss of significant customers; and

    - the nature of our competitors and general economic conditions.

    In addition, we are vulnerable to technology advances utilized by competitors to manufacture higher performance or lower cost products. We may not be able to compete successfully in these or other areas of our business.

A FAILURE TO ATTRACT AND RETAIN QUALIFIED INDIVIDUALS FOR CRITICAL POSITIONS COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    Our success is substantially dependent on the continued availability of our key management and technical personnel, including the employees listed in the "Management" section of this prospectus. Several of our key management personnel have been with us throughout most of our history and have substantial experience with our business and technology. If one or more of our key employees are no longer available to us and we are unable to find a replacement with the combination of skills and attributes necessary to execute our new business plan, we may be unable to execute our new plan successfully. Our success will also depend, in part, on our ability to attract and retain qualified professional, technical, production, managerial and marketing personnel, both domestically and internationally. Competition for such personnel in our industry is intense. While we have not yet experienced significant problems in recruiting or retaining qualified personnel, we cannot be certain that such problems will not arise in the future.

FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR OPERATIONS.

    We will need to expand our operations rapidly if we achieve acceptance of our products in the home entertainment and e-transactions markets. Difficulties in managing our future growth could have a significant negative impact on our business operations, increase our costs and make it difficult for us to maintain profitability. We may not be able to project the rate or timing of increases in orders for our products accurately, or to expand and upgrade our engineering, sales and manufacturing systems and infrastructure to accommodate these increases. Our future results of operations will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems in response to our anticipated rapid growth.

WE MAY BE UNABLE TO OVERCOME PRICE ADVANTAGES OF LOW-COST REMOTE PRODUCTS.

    Our intuitive interface devices typically cost substantially more than the traditional, button-operated remote controls. While we believe that our products offer numerous advantages compared to traditional remote controls, we cannot assure you that our customers or end-users in our targeted home and business markets will consider these advantages to be worth the cost difference. We are not a low-cost provider of low-technology products and are therefore dependent on market acceptance of our pricing structure based on the technological advantages of our products.

FUTURE STANDARDS OR REGULATIONS MAY ADVERSELY AFFECT THE MARKETABILITY OF OUR PRODUCTS.

    If a standard is developed or a regulation implemented that our products do not easily support or comply with, our competitive position could be adversely affected. Our products are designed to provide the interface between the user and a variety of electronic devices. Many of these devices are rapidly evolving both in functionality and in the technology supporting that functionality. As a result, various associations or groups of manufacturers of these products may seek to establish communication protocols and other industry standards and incorporate these standards into their product designs. Our technology may not be well suited to support these standards. Alternatively, we may design products based on assumptions as to what the prevailing standard will ultimately be that turn out to be false.

WE RELY ON OTHERS FOR SIGNIFICANT ASPECTS OF OUR MANUFACTURING AND ANY INTERRUPTION OF THESE ARRANGEMENTS COULD ADVERSELY IMPACT OUR BUSINESS.

    We contract for substantially all of our high volume product manufacturing, other than the manufacturing of FSR sensors. The bulk of our contract manufacturing is currently done by two manufacturing companies in China. An interruption in our current manufacturing arrangements would have an adverse impact on our business.

AN INTERRUPTION IN THE SUPPLY OF ANY SIGNIFICANT FSR SENSOR OR OTHER COMPONENT COULD CAUSE US TO MISS SHIPMENT DEADLINES, WHICH COULD REDUCE REVENUE IN THE SHORT-TERM AND ADVERSELY AFFECT OUR CUSTOMER RELATIONSHIPS IN THE LONG-TERM.

    We use various semiconductor chips in conjunction with our FSR sensors and other product components. From time to time, the semiconductor industry has experienced capacity constraints and we have, in the past, occasionally had difficulty obtaining an adequate supply of semiconductor chips. Some of the other components of our products have been or are expected to be custom designed for our use and are or will be available only from the vendors with whom we have contracted to supply them. An interruption in the supply of any significant component could cause us to miss shipment deadlines, which could reduce revenue in the short-term and adversely affect our customer relationships in the long-term.

PERFORMANCE, RELIABILITY OR QUALITY PROBLEMS WITH OUR PRODUCTS MAY CAUSE OUR CUSTOMERS TO REDUCE OR CANCEL ORDERS.

    Our products are technologically complex and we regularly introduce new products incorporating new technologies or manufacturing processes. Notwithstanding our quality assurance procedures, we have in the past experienced performance, reliability or quality problems with our products and anticipate that such problems may occur from time to time in the future. This could result in a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may also cause us to incur significant warranty support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with customers. The occurrence of these problems could result in the delay or loss of market acceptance of our products and would likely harm our business. Defects, integration issues or other performance problems in our products could result in financial or other damages to our customers or could lessen market acceptance of our products. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend.

FEDERAL, STATE AND INTERNATIONAL LEGISLATION AND REGULATION AFFECTING E-COMMERCE COULD ADVERSELY AFFECT OUR ABILITY TO IMPLEMENT OUR NEW BUSINESS STRATEGY.

    Our ability to market intuitive interface devices may be subject to federal, state and foreign laws and regulations affecting e-commerce. Existing and new laws and regulations applicable to e-commerce could have an adverse effect on our ability to market products and applications for use in e-commerce. Although many states have enacted legislation regulating electronic signatures, for example, state laws differ widely on the need for related encryption technology and how they address allocation of liability relating to the use of electronically signed documents. Legislation governing electronic signatures is pending before Congress. It may be expensive to implement measures designed to comply with any new legislation. Moreover, if the authenticity of electronic signatures is not protected by applicable law, the marketability of our EPAD product may be adversely affected.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH MANUFACTURING CERTAIN OF OUR PRODUCTS AT A SINGLE FACILITY.

    We manufacture our FSRs at our facility in Camarillo, California. This manufacturing operation requires sophisticated equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to this facility as a result of an earthquake, fire or any other reason, could have an adverse effect on our business, financial condition or results of operations.

                          RISKS RELATING TO TECHNOLOGY

IF WE ARE NOT ABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR IF WE INFRINGE ON THE INTELLECTUAL PROPERTY OF OTHERS, OUR BUSINESS AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

    We consider our intellectual property portfolio to be a key element of our ability to compete in our chosen markets. We rely on a combination of patents, trade secrets and contractual restrictions in our agreements with our product development partners and vendors to establish and protect our intellectual property rights. We cannot assure you that patents will be issued in response to our pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect our technology. In addition, we cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted will provide proprietary protection. If it appears necessary or desirable, we may seek licenses under patents that we are alleged to be infringing. Although a patent holder may offer us a license, they may not be offered and the terms of any offered licenses may not be acceptable to us. Litigation may be necessary to enforce our patents, trade secrets and other intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, regardless of the final outcome of the litigation.

    We are not currently engaged in any patent infringement suits, however, we have been threatened with one such suit in recent years. Despite our efforts to maintain and safeguard our proprietary rights, we cannot assure you that we will be successful in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. If any of the holders of these patents assert claims that we are infringing on their alleged rights, we could be forced to incur substantial litigation expenses or to pay substantial royalties and to suspend the manufacture or sale of products using the invention or to attempt to develop non-infringing products, any of which could adversely affect our business and operating results. In addition, if we were found to infringe, we could be required to pay substantial damages, pay royalties in the future and be enjoined from infringing in the future.

    Our employees and others who may come to know our trade secrets may use them improperly or disclose them to others. In such cases, we may not know that our trade secrets are being misused and, if we do know, we may be unable to take effective action to prevent the misuse.

OUR COMPETITORS MAY HAVE PROPRIETARY TECHNOLOGIES WHICH CREATE BARRIERS TO
ENTRY.

    Our markets are competitive and many other companies may be developing technologies that they believe will permit them to compete in those markets. Such technologies, if successfully developed, may be technically superior to ours or, whether or not they are technically superior, may set an industry standard that will define the successful product for that market. We may be unable to compete against such technologies or to acquire the right to incorporate them in our products on commercially reasonable terms or at all.

ADOPTION OF TECHNOLOGIES AND STANDARDS BY ELECTRONICS MANUFACTURERS AND SERVICE PROVIDERS ARE DIFFICULT TO PREDICT.

    Our intuitive interface devices must work with the appliances they control. These appliances are controlled by computer programs developed by their manufacturers and by service providers such as cable and satellite system operators and telephone companies. It may be difficult to predict the technology choices these companies will make and on which the compatibility of our products will depend. Although we are forming relationships with manufacturers and service providers in the home entertainment market, we may not be able to convince them to create programs that are compatible with our products. Moreover, a competitor with a close working relationship with these companies may obtain advance knowledge of such choices or may be afforded an opportunity to work in partnership to develop compatible technologies and may, therefore, achieve a competitive advantage.

WE RELY ON OTHERS FOR SIGNIFICANT ASPECTS OF OUR TECHNOLOGY DEVELOPMENT.

    Our in-house research and development expertise is focused on our sensor and communication technologies. We do not currently have significant expertise in software development, chip design or other critical technological aspects of a complete product. We rely on other companies with whom we may contract or enter into joint development agreements to provide these aspects of our product technologies. For example, we are currently relying on PSW Technologies Inc. to develop certain software enabling the use of our home entertainment product with digital set-top boxes and on a contract software company in India to produce software critical to the operation of our EPAD product. We expect to enter into similar arrangements in the future. We cannot assure you that we will be able to contract or otherwise arrange for these services in the future. We also cannot assure you that a developer with whom we contract for technology will not use or permit others to use similar technology in competition with us.

              RISKS RELATING TO AN INVESTMENT IN OUR COMMON STOCK

OUR STOCK PRICE HAS BEEN VOLATILE AND COULD DECLINE SIGNIFICANTLY.

    The price of our common stock has been subject to significant volatility and the market price of our common stock has recently increased substantially, having traded as low as $2.67 on a split-adjusted basis in January 1999. Many of the factors that may affect the value of our stock are unrelated to our financial performance or prospects, including macroeconomic developments in the United States and globally and market perceptions of the attractiveness of particular industries. Our stock price is also likely to be significantly affected by short-term changes in our financial condition or results of operations as reflected in our quarterly earnings reports. As a result, the market price of our stock at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

    All of our outstanding shares are freely tradable without restriction or future registration. Affiliates must sell all shares they own in compliance with the volume and other requirements of Rule 144, except for the holding period requirements. Our officers and directors have agreed that for a period of 90 days after the date of this prospectus, they will not directly or indirectly sell any shares of common stock without the prior written consent of Banc of America Securities LLC. Sales of substantial amounts of common stock by our stockholders may have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

YOU WILL BE RELYING ON OUR JUDGMENT REGARDING OUR USE OF PROCEEDS.

    With the exception of $10 to $15 million that we expect to use to develop and market products for use in the home entertainment and e-transactions markets, we have not designated any specific use for the net proceeds from our sale of common stock described in this prospectus. Rather, we expect to use most of the net proceeds for working capital, capital expenditures, general corporate purposes and, possibly, acquisitions of technology or businesses. We will have significant flexibility in applying the net proceeds of this offering and our other cash resources. You will be relying on our judgment regarding the application of our resources, including the net proceeds of this offering. We will have the ability to change the application of the net proceeds from this offering without stockholder approval.

WE MAY ENGAGE IN BUSINESS COMBINATIONS THAT MAY DILUTE STOCKHOLDERS, DIVERT MANAGEMENT'S ATTENTION, OR CAUSE INTEGRATION DIFFICULTIES.

    We may elect to pursue our growth strategy by acquiring or combining with other businesses. Such combinations may be structured as stock or cash transactions or as a combination of the two. Business combinations are extremely time-consuming and expensive and there is no guaranty that any given combination will be completed. In addition, business combinations can cause substantial dilution in the investment of the existing stockholders and can result in a significant drop in our stock price if market perceptions of the combination are not favorable. Following a combination, it is necessary to integrate the two businesses, which is always time-consuming and often difficult. Many business combinations are a result of intensely competitive bidding and we may find ourselves under severe pressure to increase our bid for a particular business. For financing or legal reasons, we may be required to divest ourselves of certain assets in order to consummate a business combination or to increase leverage by borrowing. We cannot assure you that any business combination we may attempt to consummate will have a positive effect on our business or financial condition.

DELAWARE LAW RESTRICTS THE ABILITY OF SOME STOCKHOLDERS TO ENTER INTO BUSINESS COMBINATIONS WITH OUR COMPANY WITHOUT THE CONSENT OF THE BOARD OF DIRECTORS.

    The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it harder for our company to be acquired without the consent of our board of directors and management.

                           FORWARD-LOOKING STATEMENTS

    This prospectus, including, without limitation, the "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains statements that constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties. The following, in addition to the risk factors described above, are among the factors that could cause actual results to differ materially from the forward-looking statements: growth of, and our ability to market products to, the home entertainment and e-transactions markets; an unexpected change in business conditions or a slowdown in growth in the electronics industry and general economies, both domestic and international; lower than expected customer orders, delays in receipt of orders or cancellation of orders; competitive factors, including increased competition, new product offerings by competitors and price pressures; limitations on the availability of third party parts and supplies at reasonable prices; changes in product mix; significant quarterly performance fluctuations due to the receipt of a significant portion of customer orders and product shipments in the last month of each quarter; and product shipment interruptions due to manufacturing problems. The forward-looking statements contained in this prospectus regarding industry trends, revenue and product mix, costs and gross profit expectations, product development costs, operating expense improvements, cash flow, foreign currency exchange risk and future business activities should be considered in light of these factors.

                                USE OF PROCEEDS

    The net proceeds from the sale of the 2,143,512 shares of common stock offered by Interlink are estimated to be $119.4 million at an assumed public offering price of $59.71 per share, after deducting underwriting discounts and commissions and estimated offering expenses ($131.3 million if the over-allotment option is exercised in full).

    We expect to use the net proceeds from this offering for working capital and general corporate purposes. We also expect to use approximately $10 to 15 million of the net proceeds for marketing to potential customers in, and developing products for use in, the home entertainment and e-transactions markets. In addition, Interlink may use a portion of the net proceeds to acquire complementary technologies or businesses; however, we currently have no commitments or agreements relating to such acquisitions. We have not yet determined with any certainty the manner in which we will allocate the net proceeds. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We will not receive any proceeds from the shares sold by the selling stockholders in this offering, including any shares sold if the underwriters exercise their option in full. Pending use of the net proceeds of this offering, Interlink intends to invest the net proceeds in interest-bearing, investment-grade securities. Our board of directors has broad discretion in determining how the net proceeds of this offering will be applied.

                          PRICE RANGE OF COMMON STOCK

    Our common stock began trading on the Nasdaq National Market in 1995, under the symbol "LINK." The following table sets forth the high and low closing prices on a split-adjusted basis for the common stock as reported on the Nasdaq National Market for the quarters indicated. These prices do not include retail markups, markdowns or commissions.

                                                                LOW        HIGH
                                                              --------   --------
YEAR ENDED DECEMBER 31, 1998
  First Quarter.............................................   $ 2.96     $ 4.25
  Second Quarter............................................     2.67       4.25
  Third Quarter.............................................     1.50       3.42
  Fourth Quarter............................................     1.09       3.17
YEAR ENDED DECEMBER 31, 1999
  First Quarter.............................................   $ 2.67     $ 4.17
  Second Quarter............................................     3.13       7.09
  Third Quarter.............................................     4.52       9.50
  Fourth Quarter............................................     5.25      41.34
YEAR ENDING DECEMBER 31, 2000
  First Quarter (through March 23, 2000)....................   $27.33     $64.84

    On March 23, 2000, the closing price of the common stock on the Nasdaq National Market was $59.71 on a split-adjusted basis ($89.56 actual). As of March 20, 2000, there were 55 holders of record of our common stock.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our common stock. Payment of any cash dividends will depend on the results of our operations, our financial condition and our capital expenditure plans, as well as other factors our board of directors may consider relevant. We presently intend to retain any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization at December 31, 1999 on an actual basis and as adjusted to give effect to the sale by Interlink of 2,143,512 shares of common stock at an assumed public offering price of $59.71 per share, after deducting the underwriting discounts and commissions and offering expenses, and the receipt of the net proceeds from the sale of these shares. This table should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

                                                                      AS OF
                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Short term debt.............................................  $   518      $    518
Long term debt..............................................    1,424         1,424
Stockholders' equity:
  Common stock, $0.00001 par value: 15,000 shares
    authorized; 8,553 shares issued and outstanding; 10,697
    issued and outstanding as adjusted......................   26,197       145,623
  Preferred stock, $5.00 par value: 100 shares authorized;
    no shares issued and outstanding; no shares issued and
    outstanding as adjusted.................................       --            --
  Accumulated other comprehensive income....................      187           187
  Accumulated deficit.......................................   (8,137)       (8,137)
                                                              -------      --------
    Total stockholders' equity..............................   18,247       137,673
                                                              -------      --------
      Total capitalization..................................  $20,189      $139,615
                                                              =======      ========

                                    DILUTION

    Our net tangible book value as of December 31, 1999 was approximately $17,965,000 or $2.10 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 2,143,512 shares of common stock offered by this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value would have been approximately $137,391,000, or approximately $12.84 per share. This represents an immediate increase in net tangible book value of $10.74 per share to existing shareholders and an immediate dilution in net tangible book value of $46.87 per share to new investors.

Assumed public offering price per share.....................              $59.71
  Net tangible book value per share before offering.........   $ 2.10
  Increase per share attributable to new investors..........   $10.74
                                                               ------
As adjusted net tangible book value per share after this
  Offering..................................................              $12.84
                                                                          ------
Net tangible book value dilution per share to new
  investors.................................................              $46.87

    The following table summarizes, as of December 31, 1999 on the as adjusted basis described above, the total number of shares of common stock purchased from us, the total consideration paid and the average price paid per share by the existing shareholders and by the new investors based upon an assumed public offering price of $59.71 per share, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us:

                                     SHARES PURCHASED     TOTAL CONSIDERATION    AVERAGE
                                    -------------------   -------------------   PRICE PER
                                     NUMBER    PERCENT     AMOUNT    PERCENT      SHARE
                                    --------   --------   --------   --------   ---------
                                                 (IN THOUSANDS)
Existing stockholders.............    8,553        80%    $ 28,069       18%     $ 3.28
New investors.....................    2,144        20%    $127,986       82%     $59.71
    Total.........................   10,697       100%    $156,055      100%     $14.59
                                     ======      ====     ========     ====      ======

    These tables exclude all options that will remain outstanding upon completion of this offering and does not consider shares that will be sold in this offering by existing stockholders. See note 7 of the notes to the consolidated financial statements for information or options. The exercise of outstanding options having an exercise price less than the offering price would increase the dilutive effect to new investors.

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read with our financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended
December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from our financial statements which have been audited by Arthur Andersen LLP, our independent public accountants, and are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet dated as of December 31, 1995, 1996 and 1997 are derived from our financial statements which have been audited by Arthur Andersen LLP and are not included in this prospectus.

                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1995       1996       1997       1998       1999
                                                 --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER-SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $10,741    $13,485    $19,153    $22,095    $28,106
Cost of revenues...............................    5,252      7,028     11,829     13,954     17,640
                                                 -------    -------    -------    -------    -------
  Gross profit.................................    5,489      6,457      7,324      8,141     10,466
                                                 -------    -------    -------    -------    -------

Operating expenses:
  Product development and research.............      897      1,234      1,600      1,416      2,225
  Selling, general and administrative..........    4,524      4,617      5,555      5,837      5,799
                                                 -------    -------    -------    -------    -------
    Operating expenses.........................    5,421      5,851      7,155      7,253      8,024
                                                 -------    -------    -------    -------    -------
Operating income...............................       68        606        169        888      2,442
                                                 -------    -------    -------    -------    -------

Other income (expense):
  Minority interest............................       41         --         --         --        (31)
  Interest income (expense)....................      (60)      (118)      (152)      (127)        35
  Other........................................      101         27         13       (359)       (86)
                                                 -------    -------    -------    -------    -------
    Total other income (expense)...............       82        (91)      (139)      (486)       (82)
                                                 -------    -------    -------    -------    -------
Income before provision for income taxes.......      150        515         30        402      2,360
Income taxes...................................       --         --         --         --        252
                                                 -------    -------    -------    -------    -------
Net income.....................................  $   150    $   515    $    30    $   402    $ 2,108
                                                 =======    =======    =======    =======    =======
Earnings per share--basic(1)...................  $   .03    $   .08    $   .00    $   .05    $   .26
Earnings per share--diluted(1).................  $   .02    $   .07    $   .00    $   .05    $   .21

                                                                     DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1995       1996       1997       1998       1999
                                                 --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital................................  $ 6,353    $ 8,969    $12,461    $14,139    $17,644
Total assets...................................   10,187     13,185     17,555     19,577     24,707
Short term debt................................      255        403      1,090        630        518
Long term debt and capital lease obligations...      672        850        724      1,423      1,424
Stockholders' equity...........................    7,589      9,969     13,453     14,665     18,247

------------------------

(1) As adjusted for the three-for-two stock split effected as a stock dividend to stockholders of record on March 20, 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We are a leader in the development of intuitive interface devices for a variety of home and business applications. We were incorporated in California in February 1985 and reincorporated in Delaware in July 1996. From 1985 to 1993, we developed and refined our FORCE SENSING RESISTOR, or FSR, technology and sold it to customers for electronic, musical, medical and other applications, which we now refer to as the specialty components market. In 1992, we introduced our first branded computer pointing device, PORTAPOINT, and in 1994, we introduced our first wireless pointing device, REMOTEPOINT. With the advent of this latter device, we established ourselves as a leading supplier to OEMs in the computerized presentation system market, which we now call the business communication market. In 1999, we introduced products for e-transactions applications and began developing products for the home entertainment market.

    Revenue, net of allowances for returns and warranty, is recognized upon shipment of product. Royalty revenue is recorded when earned. Revenues have increased steadily during the last five years as we have established ourselves in new markets and built a base of OEM customers in the computer and computer peripheral industry. Gross profit as a percentage of revenues declined between 1995 and 1997 as a result of the increasing percentage of our business that involved sales of computer products to OEMs but has remained relatively steady over the last three years. Product development and research expenditures, which includes engineering, contract engineering and development and material costs of development, have generally increased as revenue has increased but has remained relatively consistent as a percentage of revenues, reflecting our continuing commitment to the technological and design innovation required to maintain a leadership position in existing markets and to develop new ones. Selling, general and administrative expense, which includes sales, marketing and administrative personnel, advertising, sales commissions, reseller incentives, tradeshow costs and other sales expenses, has declined each year as a percentage of sales, reflecting the amortization of a relatively fixed expense requirement over a larger revenue base. Because of net operating loss carryforwards available both for our U.S.-based and Japan-based operations, we historically have not paid income tax. Beginning in 1999, some of these loss carryforwards began to expire or become fully utilized; therefore income taxes are expected to increase on both a percentage and absolute dollar basis. Other income (expense) was significant in 1998 as the result of a non-recurring legal settlement expense.

    Prior to 1999, operations was a net user of cash and we funded this through existing cash balances, private placements of equity and to a lesser extent, bank and lease financing. In 1999, operations was a net provider of cash, generating $2.9 million.

    Sales of business communication intuitive interface devices accounted for 63% of our total sales in 1999 and 60% of our total sales in the three years ended December 31, 1999. Our business communication sales in dollars grew at an average annualized rate of 31% in 1999. Because our market share for business communication interface devices is approximately 80%, we expect that our ability to achieve further revenue growth in this market will largely depend on growth in the market itself.

    We have established relationships with most of the major OEMs in the business communication market. Many of these OEMs are based in Japan and approximately 50% of our 1999 revenues came from Japanese customers. As a result we are subject to foreign currency exchange rate fluctuations, primarily in the yen/dollar exchange rate.

    We have licensed certain technology related to the production of FSR sensors to International Electronics and Engineering, a former affiliate based in Luxembourg, for use in connection with sales of sensors to the automotive industry. We are entitled to royalties in connection with sales of automotive sensors outside Europe. Royalties earned in 1999 approximated $580,000. We have occasionally licensed other aspects of our technology in connection with the settlement of intellectual property disputes and expect to continue to do so in the future.

    Beginning in the second quarter of this year, we plan to spend between $10 and $15 million to

    - market our technology to digital set-top box manufacturers, cable and other service providers and others in the home entertainment market and

    - increase customer awareness and product development efforts in the e-transactions market.

    As a result, we expect product development expense to increase more quickly than revenue. We also expect marketing and sales expense to increase at a rate that exceeds its historical rate of increase as a result of these expenditures.

    In June 1998 and June 1999, the AICPA issued Statement of Financial Accounting Standards, or SFAS, No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 137, which delayed the effective date of SFAS No. 133 and required its adoption beginning January 1, 2001. The Company will adopt this standard in January 2001 and is currently analyzing the statement to determine the impact, if any, on the Company's financial position or results of operations.

RESULTS OF OPERATIONS

    The following table presents our historical operating results for the periods indicated as a percentage of revenues:

                                                                          YEARS ENDED DECEMBER 31,
                                                                   --------------------------------------
                                                                     1997           1998           1999
                                                                   --------       --------       --------
Revenues....................................................         100%           100%           100%
                                                                     ---            ---            ---
Gross profit................................................          38             37             37
Operating expenses:
  Product development and research..........................           8              7              8
  Selling, general and administrative.......................          29             26             20
                                                                     ---            ---            ---
    Total operating expenses................................          37             33             28
                                                                     ---            ---            ---
Operating income............................................           1              4              9
Other income (expense)......................................          (1)            (2)            --
Income tax..................................................          --             --              1
                                                                     ---            ---            ---
Net income..................................................          --%             2%             8%
                                                                     ===            ===            ===

FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED WITH FISCAL YEAR ENDED
  DECEMBER 31, 1998

    Revenues increased 27% from $22.1 million in 1998 to $28.1 million in 1999. This revenue growth is a result primarily of growth in sales to the business communication market and, to a lesser extent, from a threefold increase in home entertainment sales to $1.5 million reflecting our initial penetration of that market.

    Gross profit as a percent of sales did not change appreciably.

    Product development and research expense increased from $1.4 million in 1998 to $2.2 million in 1999 while increasing marginally as a percentage of sales. The increase reflects our continuing commitment to develop products that will support our leadership position in our existing and targeted markets.

    Selling, general and administrative expense was $5.8 million in 1998 and 1999 but declined as a percentage of sales from 26% in 1998 to 20% in 1999. The percentage decrease represents the amortization of a relatively stable general and administrative burden over increased sales.

    Income taxes were significant for the first time in 1999 at $252,000, as our Japanese subsidiary fully utilized its tax loss carryforwards and began to accrue tax on income. We expect income taxes to increase absolutely and as a percentage of pretax income as the federal and state income tax loss carryforwards become fully utilized or expire as well. Other expense was insignificant in 1999 and declined from 1998 as a result of a one-time charge related to a legal settlement expense of $355,000 in 1998.

    Operating income was $2.4 million and net income was $2.1 million in 1999, the increases over 1998 were primarily attributable to increased sales.

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED WITH FISCAL YEAR ENDED
  DECEMBER 31, 1997

    Revenues increased 15% from $19.2 million in 1997 to $22.1 million in 1998. This revenue growth resulted from our focus on developing and marketing our computer pointing device product line primarily in the business communication market.

    Gross profit as a percent of sales decreased from 38% in 1997 to 37% in 1998. This decline was a result of the growth of our sales to OEM customers, which typically carry a lower gross profit percentage as compared to non-OEM sales. Additionally, in 1998, the business communication industry experienced the rapid product development and price competition typically experienced in the computer hardware industry.

    Product development and research expense decreased from $1.6 million in 1997 to $1.4 million in 1998. During 1997, development costs were materially affected by the development costs, both internal and external, relating to the introduction of our VERSAPAD-REGISTERED TRADEMARK- technology and the development of REMOTELINK technology. In 1998 resources were added to support the increased OEM business both in the U.S. and Japan and to develop the new product FREEDOMWRITER (first shipped in December 1998) and a new touchpad peripheral introduced in July 1999.

    Selling, general and administrative expense as a percent of sales decreased from 29% in 1997 to 26% in 1998. This decline resulted from the amortization of relatively fixed costs over a greater base of sales and the shift in product mix towards OEM sales.

    We recorded a profit from operations of $169,000 in 1997 and $888,000 in 1998. 1997 results were affected by a one-time write-off due to yield problems related to the new VERSAPAD technology that more than offset continued strong revenue growth and cost containment efforts. The improvement in 1998 was a result of continued growth from the OEM business which allowed for strong cost containment that offset the lower gross profit percentage.

    Other expense, relatively minor in prior years, reached $486,000 in 1998 due to a one-time legal settlement expense of $355,000.

    The revenue growth in our computer pointing device product line, and operating cost control contributed to achieve net income of $30,000 in 1997 and $402,000 in 1998. The results in 1997 were affected by a one-time write-off due to yield problems related to the new VERSAPAD technology that more than offset continued strong revenue growth and cost containment efforts. The results in 1998 were negatively impacted by a one-time charge related to a legal settlement of $355,000.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents unaudited consolidated statement of operations data for each of the eight quarters ended December 31, 1999, as well as such data expressed as a percentage of revenue. We believe that all necessary adjustments have been included to fairly present the quarterly information when read in conjunction with the consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

                                                                    QUARTER ENDED (UNAUDITED)
                                  ---------------------------------------------------------------------------------------------
                                    MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,      MARCH 31,       JUNE 30,
                                      1998            1998            1998            1998            1999            1999
                                  -------------   -------------   -------------   -------------   -------------   -------------
                                                                         (IN THOUSANDS)
Revenue.........................     $5,157          $5,351          $5,231          $6,356          $6,503          $6,958
Cost of revenues................      3,248           3,296           3,307           4,103           4,107           4,287
                                     ------          ------          ------          ------          ------          ------
Gross profit....................      1,909           2,055           1,924           2,253           2,396           2,671
Operating expenses:
  Product development and
    research....................        356             448             403             209             483             565
  Selling, general and
    administrative..............      1,488           1,441           1,264           1,644           1,448           1,532
                                     ------          ------          ------          ------          ------          ------
Total operating expenses........      1,844           1,889           1,667           1,853           1,931           2,097

Operating income................         65             166             257             400             465             574
Other income (expense)..........        (15)            (31)           (393)            (47)             15               9
                                     ------          ------          ------          ------          ------          ------
Income (loss) before income
  taxes.........................         50             135            (136)            353             480             583
Income taxes....................          0               0               0               0             (72)            (75)
                                     ------          ------          ------          ------          ------          ------
Net income (loss)...............     $   50          $  135          $ (136)         $  353          $  408          $  508
                                     ======          ======          ======          ======          ======          ======

                                    QUARTER ENDED (UNAUDITED)
                                  -----------------------------
                                  SEPTEMBER 30,   DECEMBER 31,
                                      1999            1999
                                  -------------   -------------
                                         (IN THOUSANDS)
Revenue.........................     $7,207          $7,438
Cost of revenues................      4,573           4,673
                                     ------          ------
Gross profit....................      2,634           2,765
Operating expenses:
  Product development and
    research....................        543             634
  Selling, general and
    administrative..............      1,431           1,388
                                     ------          ------
Total operating expenses........      1,974           2,022
Operating income................        660             743
Other income (expense)..........         (9)            (97)
                                     ------          ------
Income (loss) before income
  taxes.........................        651             646
Income taxes....................       (105)             --
                                     ------          ------
Net income (loss)...............     $  546          $  646
                                     ======          ======

                                    MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,      MARCH 31,       JUNE 30,
                                      1998            1998            1998            1998            1999            1999
                                  -------------   -------------   -------------   -------------   -------------   -------------
Revenue.........................      100.0%          100.0%          100.0%          100.0%          100.0%          100.0%
Cost of revenues................       63.0            61.6            63.2            64.6            63.2            61.6
                                      -----           -----           -----           -----           -----           -----

Gross profit....................       37.0            38.4            36.8            35.4            36.8            38.4
Operating expenses:
  Product development and
    research....................        6.9             8.4             7.7             3.3             7.3             8.1
  Selling, general and
    administrative..............       28.8            26.9            24.2            25.8            22.3            22.0
                                      -----           -----           -----           -----           -----           -----

Total operating expenses........       35.7            35.3            31.9            29.1            29.6            30.1
                                      -----           -----           -----           -----           -----           -----

Operating income................        1.3             3.1             4.9             6.3             7.2             8.3
Other income (expense)..........       (0.3)           (0.6)           (7.5)           (0.7)            0.2             0.1
                                      -----           -----           -----           -----           -----           -----

Income (loss) before income
  taxes.........................        1.0             2.5            (2.6)            5.6             7.4             8.4
Income taxes....................        0.0             0.0             0.0             0.0            (1.1)           (1.1)
                                      -----           -----           -----           -----           -----           -----

Net income (loss)...............        1.0%            2.5%           (2.6)%           5.6%            6.3%            7.3%
                                      =====           =====           =====           =====           =====           =====

                                  SEPTEMBER 30,   DECEMBER 31,
                                      1999            1999
                                  -------------   -------------
Revenue.........................      100.0%          100.0%
Cost of revenues................       63.5            62.8
                                      -----           -----
Gross profit....................       36.5            37.2
Operating expenses:
  Product development and
    research....................        7.5             8.5
  Selling, general and
    administrative..............       19.9            18.7
                                      -----           -----
Total operating expenses........       27.4            27.2
                                      -----           -----
Operating income................        9.1            10.0
Other income (expense)..........        0.0            (1.3)
                                      -----           -----
Income (loss) before income
  taxes.........................        9.1             8.7
Income taxes....................       (1.5)            0.0
                                      -----           -----
Net income (loss)...............        7.6%            8.7%
                                      =====           =====

    Revenues declined slightly in the third quarter of 1998 when one of our key OEM customers rescheduled certain orders from the third to the fourth quarters of that year.

LIQUIDITY AND CAPITAL RESOURCES

    Working capital at December 31, 1999 was $17.6 million versus $14.1 million at the end of 1998. This increase resulted from positive results from operations, from the proceeds from debt agreements obtained through Japanese banks and equity issuances related to employee stock options.

    Operations changed from a net user of cash of $479,000 in 1998 to a net provider of cash of $2.9 million in 1999. This improvement resulted from the positive results from operations coupled with improved accounts receivable and inventory management and increases in accounts payable and accrued expenses.

    We spent $846,000 in 1998 and $529,000 in 1999 to purchase additional manufacturing equipment and computer equipment related to our internal computer network. In 1999, we invested $104,000 in new patents.

    In 1998, we negotiated an increase in the maximum available under our Japanese bank line of credit to $1.1 million, none of which was used as of December 31, 1999. Our U.S. line of credit was unused at December 31, 1999 and had $3 million of availability as of that date. We also believe there are a number of sources available for the leasing of equipment. The exercise of outstanding stock options is a potential source of equity capital that may be available to us. We believe that our current cash balances, lines of credit and net proceeds from this offering will allow us to fund our operations for at least the next 12 months. However, an unforeseen downturn of results in sufficient magnitude could effect our ability to meet that forecast.

FOREIGN CURRENCY EXCHANGE RISK

    The Japanese subsidiary generally makes its sales and collects its accounts receivable in Japanese yen. To hedge these revenues against future movements in exchange rates, we will from time to time purchase foreign exchange forward contracts. Gains or losses on the forward contracts are then offset by gains or losses on the underlying exposure and consequently a sudden or significant change of foreign exchange rates would not have a material impact on net income or cash flows to the extent future revenues are protected by forward currency contracts. During 1999, the Company entered into foreign currency exchange contracts in the normal course of business to manage its exposure against foreign currency fluctuations on revenues denominated in foreign currencies. The principle objective of such contracts was to minimize the risks and costs associated with financial and global operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. There were no off balance sheet derivatives during 1997 or 1998. The fair value of foreign currency exchange contracts is estimated by obtaining quotes from brokers. At December 31, 1999, the Company had foreign currency exchange contracts outstanding with a notional value of $5.4 million. During fiscal 1999, the Company recognized $440,000 of losses on foreign currency exchange contracts which is reflected in revenues in the accompanying consolidated statements of operations.

                                    BUSINESS

OVERVIEW

    We are a leader in the development of intuitive interface devices for a variety of home and business applications. Our products enable a user to wirelessly control and communicate with various products such as digital set-top boxes, digital televisions and other electronic products, which we refer to as appliances, by providing an intuitive device on which the user can remotely input a variety of commands. Our products incorporate patented sensor and wireless communication technologies and proprietary applications and ergonomic designs. We have recently begun to use our collection of intuitive interface technologies, which were originally designed for our business presentation products, to create products for two new markets: home entertainment and electronic transactions. By building partnerships with providers of complementary software and hardware technologies, we expect to market these products for use with appliances as digital interface technology is incorporated into them.

    We have recently completed development of a prototype device that will enable users to easily control the various applications emerging in the home entertainment market, such as interactive television. For the workflow automation and business-to-business electronic commerce markets, which we refer to collectively as the e-transactions market, we have also recently introduced our EPAD electronic signature capture device. The EPAD captures signatures electronically and permits these signatures to be bound to an electronic document, allowing a recipient to verify that an electronic document has not been tampered with since the signature was recorded. We are the leading supplier of intuitive interface devices and components for the business presentation market, where we sell both to OEMs and directly to consumers through reseller channels. Our OEM customers include computer, computer peripheral and presentation appliance manufacturers, such as inFocus, Inc., Koninklijke Philips Electronics N.V., NEC Corporation, Sharp Corporation, Sony Corporation and Toshiba Corporation. We also design, manufacture and sell a broad variety of specialty components incorporating our technologies, such as pointing devices and industrial sensor products for the computer, automotive and medical device markets.

MARKET BACKGROUND

    The widespread adoption of the Internet and the proliferation of business and home computing, information and entertainment appliances have prompted an increase in the amount of interactive content and the number of entertainment and business applications available in the home and business environments. The emergence of new technologies and the appliances that support them is enabling business and home users to use high-speed communications to access media and interactive services, such as entertainment program guides, e-commerce, chat, games, e-mail and interactive television. These technologies are expanding the infrastructure for viewing content and interacting with applications beyond the television and the personal computer. Business and home users currently interact with these applications and access content through an array of appliances, including digital set-top boxes, game consoles, DVD players and business presentation projectors.

    CONVERGENCE OF TELEVISION, COMPUTER TECHNOLOGY AND THE INTERNET. The Internet has grown rapidly over the past several years and is now used by millions of people for entertainment, education and e-commerce. Jupiter Communications projects that by 2002, more than 60 million U.S. households will have access to the Internet. The increasing popularity of the Internet and the established popularity of television have led a growing number of home computer users to simultaneously access Internet content while they watch television. This convergence of television and computer technologies has enabled a wide range of new communication and entertainment applications. Digital cable networks will be able to offer consumers electronic program guides, voice telephony, e-mail, e-commerce and other services through the television. For example, a television viewer may, after viewing a movie, wish to order a copy on DVD, or the viewer of a news program or television commercial may wish to obtain additional information by visiting a related Website. These new applications are creating a need for interactive appliances in the home entertainment, e-transactions and business communication markets.

    HOME ENTERTAINMENT MARKET. We believe that the home entertainment market offers a new large market opportunity for multi-functional, intuitive interface devices. The advent of digital cable, satellite TV and similar broadband delivery systems is increasing programming choices. It is widely anticipated that computer and television technologies will continue to converge and that the consumer will be able, through a single electronic appliance, to view television programming, control other entertainment components, access the Internet, participate in on-line commerce, send and receive e-mail and participate in audio and video telephone calls.

    We believe the market for intuitive interface devices will develop as cable subscribers have increased access to digital set-top boxes. Forrester
Research, Inc. estimates that 15.3% of U.S. households will have digital set-top boxes by year-end 2000, growing to 26.5% in 2002 and 55.3% in 2005. We believe that, as digital set-top boxes are deployed and broadband services such as Internet access become available, consumers will seek new control devices that are more sophisticated, flexible, and intuitive than traditional television remotes or the combination of a remote and wireless keyboard.

    E-TRANSACTIONS MARKET. The rapid growth of the workflow automation and business-to-business e-commerce markets has created a need for electronic document and approval authentication methods that can serve as an electronic substitute for the signature on paper documents. For the recipient of an electronic document to have confidence that the document was approved in the form in which it appears on his or her computer screen, it is necessary to have a reliable mechanism that captures a signature, binds the signature to the document, and verifies the identity of the approving person and the integrity of the document in the form in which it was approved.

    We believe there is a sizeable market for an e-transactions product in workflow automation applications, particularly in large business organizations where there is a need to rapidly circulate documents for approval by a series of people. We expect that e-transactions products will be deployed in this market as the dollar value of business-to-business e-commerce grows from $406 billion in 2000 to $2.7 trillion in 2004, as forecast by Forrester.

    BUSINESS COMMUNICATIONS MARKET. As computer technology has replaced traditional presentation devices such as slide and overhead projectors, the need to control the presentation process has undergone a similar evolution. According to Pacific Media Associates, the business communication market is growing at an average annual rate of 23% with unit volumes expected to increase from 540,000 units in 1998 to 1.5 million units in 2003. Our OEM customers have recently introduced business communication hardware that will significantly reduce the size and weight and increase the resolution and brightness of presentation devices such as projectors and the processing power of computers that support them. Increased portability will enable many users to travel with a complete presentation system capable of fitting in a standard computer bag.

THE NEED FOR INTUITIVE INTERFACE DEVICES

    In recent years, the number and types of computing, information and entertainment appliances both in the home and in business have increased dramatically. For example, a typical household may contain separate control devices for the television, cable set-top box, DVD player, stereo system, game console and PC. The convergence of television, computer technology and the Internet has created interactive applications on both the PC and the television. As a result, traditional application interface devices, such as a standard keyboard, are no longer intuitive or capable of interacting across multiple appliances.

    We believe traditional remote control devices are not well suited for evolving user requirements. In the home environment, entertainment appliances are increasing in complexity, more applications and content can be accessed on each appliance, and multiple appliances are often used simultaneously. However, the remote control devices that consumers typically use to control applications and appliances in the home environment are not intuitive and are often difficult to use. They typically contain many buttons, which requires users to memorize or lookup each function of each button. Users often need several control devices, such as a remote and a wireless keyboard, to access multiple applications, such as digital TV content, Internet-based communication and commerce, and the telephone.

    Moreover, the typical remote control device operates on infrared, or IR, technology, which does not work well over long distances or if there are intervening objects, such as furniture. IR signals also interfere with each other, which prevents the use of multiple IR signals in a single room, significantly limiting interactivity between the remote and the multiple devices it controls and making bi-directional communication impossible. Finally, IR technology limits speed and bandwidth, limiting the complexity of data that can be transmitted.

    In the e-transactions market, businesses seeking to automate workflow or conduct e-commerce transactions need a hardware and software solution that can be used to capture signatures, bind them to documents, and authenticate and verify them. There are few cost-effective turnkey solutions commercially available that can be deployed, requiring businesses to develop proprietary software and hardware solutions.

    In the business communications market, users need a highly reliable wireless device to control their presentation or videoconferencing system. Users must be able to move untethered to interact with their audience while simultaneously controlling their equipment. Advanced presenters require the ability to annotate on a slide or to modify their presentation during the actual presentation.

THE INTERLINK SOLUTION

    We use our collection of proprietary intuitive interface technologies to create devices that enable users to operate and control computers, televisions, projectors and other complex electronic appliances. By enabling interactivity between interface devices and the appliances they control, we allow users to interact directly with menu-driven application programs resident in the controlled appliance through an on-screen display. Our devices will allow users to use high bandwidth applications such as telephony and provide an intuitive interface for applications encompassing the functions typically associated with computers, such as browsing the Internet and sending and receiving e-mail. For instance, our new interface device for next generation digital set-top boxes will integrate cursorless navigation, text entry, freehand writing and drawing and voice transmission capabilities within a single lightweight, hand-held platform. The device will enable total control of various home entertainment options available yet retain a highly intuitive user interface and a sleek ergonomic design.

    Our interface devices offer a number of benefits not available on traditional remote controls:

    EASY-TO-USE TOUCHPAD TECHNOLOGY. All of our products include our patented VERSAPAD touchpad technology. The touchpad incorporates our patented FORCE SENSING RESISTOR and other technologies to create a pointing device that responds to pressure and can accept input from a finger or a pen. The VERSAPAD also consumes minimal power, making it ideal for use in a battery powered interface device. In conjunction with pad-to-screen mapping and gestures, our touchpads provide an intuitive means of communicating with a wide array of applications and appliances.

    INTUITIVE PAD-TO-SCREEN MAPPING. Our pad-to-screen, or PTS, mapping technology, for which we have a patent pending, allows a user to touch a point on a touchpad based on VERSAPAD technology to activate a button or menu item in a corresponding on-screen location. This capability eliminates the need to click or cursor through various intervening menu items. Using PTS mapping, a user can easily and quickly perform a number of complex functions without looking at the remote device, including the operation of a virtual keyboard activated through the touchpad but appearing on the monitor.

    INNOVATIVE GESTURE CONTROL. Our "gesture" technology, for which we have a patent pending, allows the user to input or write commands on a screen by touching and moving a finger or pen on a touchpad. For example, a channel can be changed by tracing the channel number on the touchpad or, if a higher or lower channel is desired, by swiping to the right or left, as applicable, and continuing to touch the touchpad to scroll through the channel numbers. Other commands, such as play, record or pause are accomplished by making gestures that mimic the standard symbols for those functions appearing on VCRs, DVD players and other playback and recording devices.

    ENHANCED WIRELESS COMMUNICATIONS TECHNOLOGY. Our patented REMOTELINK wireless communications technology retains the IR technology necessary to communicate with most of today's appliances and combines it with radio frequency, or RF, technology to overcome most of the shortcomings of traditional IR technology. REMOTELINK permits our intuitive interface devices to:

    - send signals having sufficient speed and bandwidth to support applications such as handwriting input, stereo quality streaming audio and telephony;

    - support bi-directional and multiple signals, thereby enabling true interactive communication and/or the simultaneous use of multiple remote devices in a single room; and

    - send sufficiently robust signals to eliminate the need to point the remote device at the receiver for the controlled device.

    FUNCTIONAL AND ERGONOMIC DESIGN. Our intuitive interface devices reflect our strong focus on functionality and ergonomics. We maintain an active product design effort and devote considerable attention to issues related to ease of use of our products. An example of the results of these efforts is our patented CLICKTRIGGER button incorporated in a number of our products, which enables the user to click on an icon on a monitor by squeezing a button with his or her index finger in a motion similar to pulling a trigger on a gun.

THE INTERLINK STRATEGY

    We intend to use our collection of technologies to become the leading provider of intuitive interface devices for the home and business markets through the implementation of the following strategies:

    DEVELOP INTUITIVE INTERFACE DEVICES THAT ARE COMPATIBLE WITH MOST HOME ENTERTAINMENT APPLIANCES. We will introduce intuitive interface devices for the home entertainment market that will enable users to take full advantage of the many interactive applications that are starting to become widely available. We are building technology partnerships with a variety of other technology providers, such as multiple service operators, manufacturers of digital set-top boxes and developers of software applications, to promote the compatibility of our devices with as many different interactive home entertainment appliances and systems as possible. In order to support this compatibility, we will develop or partner with others to develop communication protocols that enable our interface devices to function with the various applications available to consumers in the home entertainment market and the appliances on which these applications will run. Because many of our OEM customers in the business communications market are also participants in the market for home entertainment appliances, we expect to use our relationships with them to facilitate the widespread adoption of our intuitive interface devices in this market.

    AGGRESSIVELY MARKET OUR EPAD PRODUCT TO THE E-TRANSACTIONS MARKET. We will foster adoption of our recently introduced EPAD product in the e-transactions market by expanding distribution channels and building strategic relationships with key software and systems integrators to develop turnkey solutions for deployment in large-scale corporate settings. To foster adoption of the EPAD in the workflow automation market, we are working with electronic signature software companies like Silanis

Technology, Inc. and Communication Intelligence Corporation, or CIC. For example, our EPAD APPROVEIT product is bundled with software from Silanis Technology, Inc. We also are working with companies like Adobe Systems Incorporated and Cardiff Software, Inc that are interested in promoting the widespread use of electronic, rather than paper, documents in business-to-business commerce.

    MAINTAIN OUR LEADERSHIP POSITION IN THE BUSINESS COMMUNICATIONS MARKET. We will seek to maintain our leadership position in the business communication market by continuing to provide our OEM and reseller customers with innovative products that are responsive to consumer needs. We also expect to introduce products for related ancillary markets, such as conference room and video conferencing controllers and conferencing automation products.

    DEVELOP PROPRIETARY APPLICATIONS TO FACILITATE OUR ENTRY INTO NEW
MARKETS. We will develop either for ourselves or in partnership with other companies, software applications that enhance the functionality of our intuitive interface devices and will seek to license such applications where possible. We are entering into strategic relationships with companies such as PSW Technologies Inc. that can assist us in developing such software applications. We intend to work with our customers and development partners to identify and develop applications that will meet actual customer needs and, where appropriate, to license these applications to appliance manufacturers, system operators and others.

    ENHANCE OUR CURRENT TECHNOLOGY AND DEVELOP OR ACQUIRE NEW TECHNOLOGY AND APPLICATIONS. We will maintain an active technology development program that will enable us to enhance our current touchpad and wireless communication technologies and develop new technologies and applications for them. We believe this continuing development will allow us to increase our market share in the markets in which we compete and identify new markets where are technologies can provide us with a competitive advantage. Where appropriate, we may acquire technologies from others or acquire companies that own or are developing technologies that we believe would allow us to enhance our product offerings.

PRODUCTS

    We have four principal product lines targeted at the business communication, home entertainment, e-transactions and specialty components markets.

    BUSINESS COMMUNICATION PRODUCTS. Our intuitive interface devices are used by the business communication market to control presentation appliances such as projectors. Our traditional interface devices incorporate a pointing button to control the cursor and one or more function selection buttons. These products range from a simple interface device with only a pointing device and a single click button to devices with 30 function keys. Most of these products incorporate our patented CLICKTRIGGER button. We have recently introduced interface devices based on our REMOTELINK technology incorporating a touchpad and permitting the user, in addition to the normal presentation control functions, to write over or highlight material appearing in the formal presentation.

    We sell interface devices principally to OEMs and, to a lesser extent, as branded products through a variety of distributors, value added resellers and large retail chains. Our current customers include some of the largest presentation device OEMs, including Seiko Epson Corporation, Hitachi, Ltd., inFocus, Inc., Mitsubishi Electronics America, Inc., NEC Corporation, Sanyo Electric Co., Ltd., Sony Corporation and Toshiba Corporation. Although most business presentation devices are made by Japanese companies, the United States represents the largest market for these products. Accordingly, our OEM sales are concentrated in Japan and managed by our Japanese subsidiary while our branded sales are primarily U.S.-based.

    HOME ENTERTAINMENT PRODUCTS. The INTUITOUCH product, our prototype intuitive interface device for home entertainment appliances such as digital set-top boxes, is based on a technological platform similar to our most advanced business communications devices. The pad-centric remote device we are developing will integrate mouse pointing, text entry, freehand writing and drawing and voice transmission capabilities. The device will enable total control of the variety of home entertainment options available yet retain a highly intuitive user interface and an ergonomic design.

    E-TRANSACTIONS PRODUCTS. Our EPAD product consists of a FSR-based, VERSAPAD touchpad mounted in a plastic case and connected by a cable to a computer. Like all of our FSR-based touchpads, it is actuated using a finger, electronic pen or any other device capable of exerting pressure at a given point on the sensor. The EPAD captures and binds signatures to electronic documents. We work with major electronic signature software application developers to provide turnkey solutions to end-users. Depending on the software used with it, the EPAD device can perform a variety of document authentication functions, such as alerting a reader if any change has been made to a document since it was transmitted by the sender. Other potential functions include signature verification.

    SPECIALTY COMPONENTS. Our specialty components business consists primarily of two segments. We sell integrated pointing solutions to manufacturers of notebook computers and industrial computers. We also sell a diverse assortment of custom-designed sensors for non-computer applications, such as for use in medical devices as safety switches and automotive components, such as car seats.

TECHNOLOGIES

    Our core technologies are FORCE SENSING RESISTORS and REMOTELINK, our wireless communication protocol.

    FORCE SENSING RESISTORS. All of our products incorporate one or more FSRs. A basic FSR sensor can detect and accurately measure a force applied to it, thereby enabling precise control of the process applying the force. A more complex sensor, known as a "four zone" sensor, has four sensors arranged in a two-by-two square with an actuator placed directly where the four sensors touch. By toggling the actuator in any direction, an operator can control the direction and speed of a cursor on a computer screen. An FSR sensor can also serve as a touchpad by incorporating a two-dimensional grid capable of measuring the location and intensity of pressure applied at any set of coordinates on the grid. In contrast to most standard touchpads, FSR touchpads can also measure the amount of pressure applied at any point on the grid, thereby creating a three-dimensional matrix that can characterize an input along X, Y and Z axes. This type of device is useful for functions such as handwriting input, where not only the outline of the signature but the pressure applied in writing it can be measured, or computer cursor control, where variable cursor speed is desirable.

    Our FSR sensors can be as thin as one-hundredth of an inch, making them particularly well suited for use where space is a critical issue, as in notebook and sub-notebook keyboards. In touchpad applications, they consume significantly less power than do capacitive touchpads, the principal competing technology. FSRs are therefore an appropriate choice for wireless applications. Also, unlike capacitive touchpads which react to the electrical capacitance in a human finger, FSRs react to pressure from any object and therefore support pen input. FSR sensors have no moving parts and can be packaged in a sealed environment. They are therefore highly reliable, retaining their performance through tens of millions of actuations, even in adverse environments involving heat, moisture, and chemical contamination.

    FSR sensors are manufactured using screen printing techniques. All proprietary aspects of the manufacturing process are conducted in-house at Interlink, to maintain quality and protect the force sensing technology. While electronic screen printing is a common process in various technology industries, the quality and precision of printing required to make high-quality FSR sensors greatly exceeds the standards applicable in most other industries. We have developed significant expertise in the manufacture of FSR sensors, and believe this experience would be difficult to replicate over the short term. In the FSR manufacturing process, printed sheets of FSR semiconductor material and the corresponding conductor patterns are laminated to form the FSR sandwich structure using inexpensive sheet adhesives. The assembled sheets are die cut and suitable connectors are attached.

    REMOTELINK. Our REMOTELINK technology uses a proprietary optical carrier design to provide a relatively high speed, multi-channel, digital or analog, optical communications link that does not interfere with, or become contaminated by, signals from IR remote controls. REMOTELINK can be configured to support multiple users and simultaneous channels operating over a number of carrier frequency spectrums, including the 1 to 6 megahertz range. REMOTELINK'S bandwidth supports wireless data transmissions of up to 100 kilobits per second and a 6 kilohertz bandwidth analog transmission at distances of up to 10 meters. REMOTELINK technology can simultaneously transmit data, voice and legacy IR codes. REMOTELINK technology's ability to transmit legacy IR codes makes it compatible with existing remote controls.

    APPLICATIONS. We have created a number of applications that allow our hardware technologies to support specific functions. These applications, for example, enable our FSR-based touchpads to support PTS mapping and gesture control. We expect to develop, or work with others to develop, new applications that will allow our intuitive interface devices to control an ever increasing number of interactive functions.

SALES AND MARKETING

    We employ a direct sales team of eight people in the U.S. and five in Japan. Each sales team is supported by inside sales personnel, product managers and application engineers. For our branded products, we also use value-added resellers, system integrators and distributors throughout the U.S. and Europe.

    For OEM sales, we use public relations activity, direct advertising and tradeshow participation to generate product awareness. Promising sales leads and known industry targets are followed up with sales visits. Depending on forecast volume and required lead times, we may sell component solutions, ready-to-integrate modules, complete solutions or totally custom products. As necessary, application engineers support and visit customers to promote ease of integration. A successful OEM sale will generally take from 6 to 18 months from the initial visit to the first shipment. However, once obtained, an OEM customer usually offers us a more predictable revenue stream.

    For branded products, we use public relations, third-party product reviews, trade shows and limited direct advertising to generate customer awareness. Direct sales calls are made to potential distributors and specialty resellers. Once a customer relationship is established, we support these customers with co-op advertising, sales "spiffs," end-user rebates and other promotions.

    Current distribution channels for our branded products consist of mass merchandiser outlets, such as Fry's Corporation, and distributors such as Ingram Micro, catalogs and specialty resellers targeting corporate accounts. We market to these channels with direct sales through our employees. In Europe we use distributors and specialty resellers. We use these distribution channels not only to increase branded product sales but also to establish customer demand for new products that generate OEM sales.

    We are using our relationships with our OEM customers to facilitate the introduction of our products in the home entertainment market. We also are forming relationships with software developers, digital set-top box manufacturers and cable and satellite television providers to enhance that market's acceptance of our products and technologies. We anticipate using similar sales and marketing techniques as those described above once we become established in this market.

    We are conducting a variety of pilot projects with several potential corporate purchasers of our EPAD product. Because we expect that the EPAD sales channels will be different from those for our other principal products, we are evaluating various sales and marketing options, including partnership or licensing arrangements with third parties.

CUSTOMERS

    Our ten largest customers by revenue in 1999 were:

NEC Corporation                        Hitachi, Ltd.
inFocus, Inc.                          Mitsubishi Electronics America, Inc.
Sony Corporation                       Toshiba Corporation
Sharp Corporation                      Varian, Inc.
Logitech International, S.A.           Microsoft Corporation

    In 1999, we derived approximately $3.9 million, or 14.0%, of our revenue from NEC, $3.5 million, or 12.4%, of our revenue from inFocus, and $3.0 million, or 10.8%, of our revenue from Sony.

MANUFACTURING

    We manufacture FSR sensors in our facility in Camarillo, California. This facility is capable of operating on a single, double, or triple shift basis, as volume dictates. We acquire raw materials and components from a number of sources, mostly within the United States. We have worked closely with a small group of manufacturers to create new materials optimized for FSR usage; most of these materials are supplied to us on an exclusive basis. The raw materials are processed into their final form using proprietary material and methods. We contract with two manufacturers in China to conduct most of our high volume, non-FSR manufacturing operations.

COMPETITION

    We face competition from larger, more established companies that can produce lower cost products using more mature technologies. Many of these companies have greater financial, engineering and manufacturing resources than we do and have long-standing customer relationships with key potential customers. While we believe our technologies are superior, these competitors may develop or acquire enhanced technologies sufficient to maintain or improve their market share. Moreover, competitive pricing pressures on our OEM customers' products may force them to choose lower cost, less sophisticated solutions from our competitors.

    In the business communications market, our competitors include Hoshiden and SMK Corporation. In the home entertainment and e-transactions markets, we will face competition from Koninklijke Philips Electronics N.V., Universal Electronics Inc., Wacom Technology Co. and other smaller companies.

    We believe we can continue to compete effectively by continuing to develop patented technologies that increase the functionality of the products of our OEM customers. To maintain our patented technology advantage, we will continue to invest heavily in product and advanced technology development. By manufacturing most of our non-FSR components in countries with lower labor costs, we can continue to offer high volume, low cost solutions.

RESEARCH AND DEVELOPMENT

    The business communications, home entertainment and e-transactions markets are characterized by rapid and continuous technological development of the appliances with which our products interface. For example, in the business communications market, the computerized projector has rapidly become a powerful, lightweight machine that is easily portable by its user. To maintain our competitive position, we believe we must develop, in a timely manner, new interface technologies and products and enhance our existing technologies and products. Accordingly, we allocate a significant amount of our financial resources to engineering, product and advanced technology development. We also maintain close relationships with our customers, which helps us anticipate their product needs.

    We employ 26 people in our product design, engineering support and advanced technology departments in the US and in Japan. As appropriate, we engage outside software development firms to facilitate the integration of our products into our customers' appliances.

    Most of our current research and development efforts are focused on further development of our intellectual property surrounding PTS mapping, gesture control and the REMOTELINK communication protocol. Ongoing efforts are directed at enhancing the ergonomics of our interface designs, such as touchpad input and our CLICKTRIGGER control. Future efforts will be directed toward providing a single chip solution for the REMOTELINK technology and software integration of our home entertainment solution to next-generation digital set-top boxes. We do not anticipate the development of technology unrelated to our customers' evolving needs.

PATENTS AND INTELLECTUAL PROPERTY

    We regularly file patent applications and continuations to cover both new and improved methods of manufacturing FSR sensors and non-FSR based technologies.

    Aspects of our technology are protected by more than 65 patents issued or pending in the United States and abroad, as well as by trade secrets and proprietary knowledge. Products incorporating our force sensing technologies are sold under trademarks issued or pending in the United States and various other countries. Of the initial FSR patents granted, those which cover certain aspects of the use of an uneven surface to produce variable resistance, the first of these patents expired on September 24, 1999. We have continued our efforts to improve the design, formulation, and manufacture of our sensors; some of these improvements are maintained as trade secrets, while U.S. and foreign patents have been applied for with respect to others. Other patents, covering various apparatus, processes and methods related to the force sensing technology will expire between 2000 and 2015. Various corresponding foreign patents will expire between 2000 and 2015. U.S. patents covering various materials and processes used in our current generation of products, as well as new devices for angle and displacement sensing, were granted during 1995 and our CLICKTRIGGER design was afforded patent protection in 1997. We have also filed U.S. and foreign patent applications regarding the design, and several key operating features, of our REMOTELINK technology.

    We have also developed certain manufacturing processes and other methods of applying our patented technology that we protect as trade secrets. We believe these trade secrets are important for the effective and efficient use of the patented technology and that a competitor with a right to use the patented technology would be required to develop comparable manufacturing and other processes to compete effectively. We require our employees to sign nondisclosure agreements and seek to limit access to sensitive information to the greatest practical extent.

    We actively enforce our patents. When a potential infringing company is identified, we first seek to notify the company of our patent rights. Historically, we have been successful in negotiating license arrangements. If an agreement cannot be reached, we will pursue legal remedies.

    While we believe our patents afford some competitive advantage, such protection is limited by the resources available to us to identify potential infringements and to defend our rights against infringement. The extent of the protection offered by any patent is subject to determinations as to its scope and validity that would be made only in litigation. We cannot be sure that our patents will afford meaningful protection from competition.

EMPLOYEES

    We had 130 full-time employees in the United States as of February 29, 2000; 101 at our corporate offices and manufacturing facilities, and two at our two regional sales offices. Our Japanese subsidiary had 27 employees on that date.

FACILITIES

    Our corporate offices and principal manufacturing facilities are located in a 35,333 square foot leased facility in Camarillo, California. The lease on the Camarillo premises runs until August 2003 and provides for an average monthly rent payment of $20,681. We believe that this facility will be adequate to meet our requirements for at least the next 12 months. Our two regional sales offices also operate out of leased facilities. Our Japanese subsidiary, Interlink Electronics, K.K., leases office space in Tokyo.

LITIGATION

    We are not engaged in any litigation that we expect will have a material adverse effect on our business, financial condition or results of operation.

    Upon completion of this offering, we will pay Sutro & Co. $500,000 to settle a contractual dispute among the parties. As part of the settlement, the parties terminated the subject agreement, and released each other from all obligations under that agreement.

                                   MANAGEMENT

    The following table contains information as of March 24, 2000 with respect to each person who is an executive officer or director of Interlink:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
E Michael Thoben, III.....................     46      President, Chief Executive Officer and
                                                       Chairman of the Board(1)
William A. Yates..........................     48      Senior Vice President--Sales and Marketing
David J. Arthur...........................     51      Senior Vice President--Operations
Paul D. Meyer.............................     40      Chief Financial Officer and Secretary
Tamio Mori................................     53      President and General Manager, Interlink
                                                       Electronics K.K.
Michael W. Ambrose........................     40      Vice President--Engineering
Eugene F. Hovanec.........................     48      Director(2)(3)
Merritt M. Lutz...........................     57      Director(1)(3)
George Gu.................................     52      Director(2)
Carolyn F. MacDougall.....................     48      Director(1)(2)(3)

------------------------------

(1) Member of the nominating committee.

(2) Member of the audit committee.

(3) Member of the compensation committee.

    E. MICHAEL THOBEN, III has served as Interlink's president, chief executive officer and chairman of the board of directors since 1994. From 1990 to 1994, he served as Interlink's president and a director. Prior to joining Interlink in 1990, Mr. Thoben was employed by Polaroid Corporation for 11 years, most recently as the manager of one of Polaroid's seven strategic business units on a worldwide basis. Mr. Thoben is currently a director of GordenLabs and the American Electronics Association. Mr. Thoben holds a B.S. degree from St. Xavier University and has taken graduate management courses at the Harvard Business School and The Wharton School of Business.

    WILLIAM A. YATES has served as Interlink's senior vice president--sales and marketing since May 1995. From 1990 to 1995, Mr. Yates served as Interlink's vice president--sales and marketing. Prior to joining Interlink in 1990, Mr. Yates served for nine years in increasingly senior sales positions with Polaroid Corporation's Industrial Products Division. Mr. Yates has over
23 years of sales and marketing experience with companies such as Polaroid, Carnation Company and Ortho Pharmaceutical Corporation. Mr. Yates holds a B.S. degree in marketing from the University of California at Berkeley and has taken graduate courses in business at San Diego State University.

    DAVID J. ARTHUR has served as Interlink's senior vice president--operations since May 1995. From 1990 to 1995, he served as Interlink's vice president-manufacturing and operations. Prior to joining Interlink in 1990, Mr. Arthur held senior positions in materials, purchasing and manufacturing management with Harman Electronics, Inc., TRW Inc., North American Philips Corporation, and Amdahl Corporation.

    PAUL D. MEYER has served as Interlink's chief financial officer since December 1996. From 1994 to 1996, he served as vice president--finance, and from 1989 to 1994 he served as controller. From May 1988 to December 1989, Mr. Meyer served as controller for Dix-See Sales Company. From September 1985 to
May 1988, he served as corporate accounting manager for Bell Industries.
Mr. Meyer was employed at Price Waterhouse from 1983 to 1985. Mr. Meyer is a Certified Public Accountant and holds a B.A. degree in economics from the University of California, Los Angeles.

    TAMIO MORI has served as the president and general manager of Interlink Electronics K.K., Interlink's 80% owned Japanese subsidiary, since 1993 when it was funded.

    MICHAEL W. AMBROSE has served as Interlink's vice president--engineering since June 1999. Between March 1998 and June 1999, he was director of engineering. From August 1995 to February 1998, he served as the director of marketing of Communication Intelligence Corp., a computer software company specializing in software for mobile computing, e-signatures and computer security. Prior to August 1995, he was employed by Logitech Inc., a computer peripherals company, as the general manager of its Gazelle Business Unit and as vice president of product marketing for Gazelle Graphic Systems. Mr. Ambrose holds a B.S. degree in electrical engineering from Washington State University.

    EUGENE F. HOVANEC has been a director since 1994. He serves as vice president and chief financial officer of Vitesse Semiconductor Corporation, a manufacturer of digital gallium arsenide integrated circuits. From 1989 to 1994, Mr. Hovanec served as vice president and chief financial officer of Digital Sound Corporation, a communications company, now named Pulsepoint Communications, a wholly owned subsidiary of Unisys Corporation. Mr. Hovanec is a member of AICPA in New York and holds a B.D.A. degree from Pace University.

    MERRITT M. LUTZ has been a director since 1994. Since 1997 he has been a senior advisor (information technology) of Morgan Stanley Dean Witter. Prior to 1997, he served as a managing director of Morgan Stanley & Company, Inc.
Mr. Lutz is also a director of SPSS, Inc. and Persistence Software, Inc.
Mr. Lutz holds a B.A. degree and an M.A. degree from Michigan State University.

    GEORGE GU has been a director since 1991. He serves as chairman of GTM
(Asia) Investment Holding Limited, a privately owned investment company. George Gu holds a B.S. degree from North Carolina State University and an M.B.A. degree from Columbia University.

    CAROLYN F. MACDOUGALL was a founder of Interlink and has been a director since 1985. Ms. MacDougall is president of Teeccino Caffe, Inc., a manufacturer of gourmet beverages. Ms. MacDougall has a B.A. degree in business studies from the University of California, Los Angeles.

    All members of the board of directors hold office until the next annual meeting of stockholders and the election and qualification of their successors, or until death, resignation, or removal. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors and executive officers.

    The Board of Directors maintains an audit committee, a compensation committee, and a nominating committee. The audit committee, comprised of Messrs. Hovanec and Gu and Ms. MacDougall, oversees actions taken by our independent auditors. The compensation committee, comprised of Messrs. Hovanec and Lutz and Ms. MacDougall, reviews the compensation levels of Interlink's executive officers and makes recommendations to the board of directors regarding changes in compensation. The compensation committee also administers Interlink's 1993 and 1996 Stock Option Plans and recommends grants under the plans to the board of directors. The nominating committee, comprised of Messrs. Thoben and Lutz and Ms. MacDougall, makes recommendations to the board of directors concerning nominees to the board of directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information as of March 24, 2000, as adjusted to reflect the three-for-two stock split effected through a stock dividend to holders of record on March 20, 2000 and the sale of the 2,500,000 shares offered by this prospectus, with respect to the beneficial ownership of our common stock by the following:

    - each person, or group of affiliated persons, who is known by us to be the beneficial owner of more than 5% of the common stock;

    - each of our directors;

    - each of our executive officers;

    - all of our executive officers and directors as a group; and

    - each selling stockholder.

    Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days of March 24, 2000 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person. Except as modified by applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder's name.

                                                     SHARES BENEFICIALLY
                                                        OWNED PRIOR TO                              SHARES BENEFICIALLY
                                                         OFFERING(1)              SHARES TO        OWNED AFTER OFFERING
                                                   ------------------------        BE SOLD        -----------------------
NAME OF BENEFICIAL OWNER                             NUMBER        PERCENT       IN OFFERING       NUMBER        PERCENT
------------------------                           ----------      --------      -----------      ---------      --------
E. Michael Thoben, III...........................     631,189(2)    7.3             94,678          536,511       4.8
David J. Arthur..................................     333,594(3)    3.8             50,039          283,555       2.6
William A. Yates.................................     333,525(4)    3.8             50,029          283,496       2.6
George Gu........................................     326,929(5)    3.8             49,039          277,890       2.5
Paul D. Meyer....................................     197,224(6)    2.3             29,584          167,640       1.5
Roger P. Moore II................................     106,936(7)    1.2             52,500           54,436        *
Tamio Mori.......................................     101,877(8)    1.2                  0          101,877        *
Eugene F. Hovanec................................      81,501(9)     *              12,225           69,276        *
Carolyn F. MacDougall............................      65,124(10)    *               9,769           55,355        *
Merritt M. Lutz..................................      57,501(11)    *               8,625           48,876        *
Michael W. Ambrose...............................      16,495(12)    *                   0           16,495        *
All executive officers and directors as a group
 (10 people).....................................   2,144,959(13)   24.7           303,988        1,840,971       16.6

------------------------------

*   Less than 1%

(1) All shares are held directly with sole voting and investment power unless otherwise indicated.

(2) Consists of 7,500 shares of common stock and options to purchase 623,689 shares of common stock. If the underwriters fully exercise their over-allotment option, Mr. Thoben will sell an additional 63,119 shares resulting in his beneficial ownership after the offering being 473,392 shares or 4.3% of the shares of our common stock outstanding after the offering.

(3) Consists of 4,569 shares of common stock and options to purchase 329,025 shares of common stock. If the underwriters fully exercise their over-allotment option, Mr. Arthur will sell an additional 33,360 shares resulting in his beneficial ownership after the offering being 250,195 shares or 2.3% of the shares of our common stock outstanding after the offering.

(4) Consists of 4,500 shares of common stock and options to purchase 329,025 shares of common stock. If the underwriters fully exercise their over-allotment option, Mr. Yates will sell an additional 33,352 shares resulting in his beneficial ownership after the offering being 250,144 shares or 2.3% of the shares of our common stock outstanding after the offering.

(5) Includes 294,178 shares of common stock held by Force Sensor Investment Corporation, which is owned by Mr. Gu's family, and options granted to Mr. Gu to purchase 30,918 shares of common stock. If the underwriters exercise the full over-allotment option, Mr. Gu has agreed to sell no additional shares of common stock.

(6) Consists solely of options to purchase shares of common stock. If the underwriters fully exercise their over-allotment option, Mr. Meyer will sell an additional 19,722 shares resulting in his beneficial ownership after the offering being 147,918 shares or 1.3% of the shares of our common stock outstanding after the offering.

(7) Consists solely of options to purchase shares of common stock. Mr. Moore was Interlink's vice president--marketing until his resignation, effective March 24, 2000. If the underwriters exercise the full over-allotment option, Mr. Moore has agreed to sell no additional shares of common stock.

(8) Consists solely of options to purchase shares of common stock. If the underwriters fully exercise their over-allotment option, Mr. Mori will sell an additional 7,500 shares resulting in his beneficial ownership after the offering being 94,377 shares, or less than one percent of the shares of our common stock outstanding after the offering.

(9) Consists of 24,000 shares of common stock and options to purchase 54,168 shares of common stock. All shares of common stock are jointly held with his wife, Victoria Hovanec. If the underwriters exercise the full over-allotment option, Mr. Hovanec has agreed to sell no additional shares of common stock.

(10) Consists of 40,473 shares of common stock and options to purchase 22,818 shares of common stock. If the underwriters exercise the full over-allotment option, Ms. MacDougall has agreed to sell no additional shares of common stock.

(11) Consists solely of options to purchase shares of common stock. If the underwriters exercise the full over-allotment option, Mr. Lutz has agreed to sell no additional shares of common stock.

(12) Consists solely of options to purchase shares of common stock. If the underwriters fully exercise their over-allotment option, Mr. Ambrose will sell an additional 7,500 shares resulting in his beneficial ownership after the offering being 8,995 shares or less than one percent of the shares of our common stock outstanding after the offering.

(13) Consists of 268,886 shares of common stock and options to purchase 1,930,509 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    We are authorized to issue 15,000,000 shares of common stock, $.00001 par value, and 100,000 shares of preferred stock, $5.00 par value. The following summary describes all material provisions of our capital stock. However, we encourage you to read the provisions of our certificate of incorporation and bylaws, which, together with applicable Delaware law, contain the legal terms that govern our capital stock.

COMMON STOCK

    As of March 20, 2000, there were 8,673,866 shares of our common stock outstanding held of record by 55 stockholders, as adjusted to reflect a three-for-two stock split effected in the form of a dividend to stockholders of record on March 20, 2000.

    Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. The holders are not entitled to cumulative voting in the election of directors. Accordingly, the holder or holders of a majority of the outstanding shares of common stock will be able to elect all of the directors who are up for election in any given year.

    Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive rights, conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of common stock are fully paid and nonassessable. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock.

PREFERRED STOCK

    Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. Our board of directors, with respect to each series of preferred stock, has the authority to determine:

    - the number of shares in and the distinguishing designation of that series;

    - whether shares of that series shall have full, special, conditional, limited or no voting rights, except to the extent otherwise provided by the law;

    - whether shares of that series shall be convertible and the terms and conditions of the conversion, including provision for adjustment of the conversion rate in circumstances determined by our board;

    - whether shares of that series shall be redeemable and the terms and conditions of redemption;

    - the dividend rate, if any, on shares of that series, the manner of calculating any dividends and the preferences of any dividends;

    - the rights of shares of that series in the event of voluntary or involuntary dissolution of Interlink and the rights of priority of that series relative to the common stock and any other series of preferred stock on the distribution of assets on dissolution; and

    - any other rights, preferences and limitations of that series that are permitted by law.

    It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of preferred stock. However, the effects might include restricting dividends on our common stock; diluting the voting power of our common stock; impairing the liquidation rights of our common stock; and delaying or preventing a change in control of Interlink without further action by the stockholders.

    No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our stock is American Securities Transfer & Trust, Inc., located in Lakewood, Colorado and can be reached at
(303) 986-5400.

RESTRICTIONS ON CHANGE OF CONTROL

    Our certificate of incorporation and bylaws contain provisions that classify the board of directors into three classes as nearly equal in number as possible, each of which will serve for three years with one class being elected each year. The classified board provisions may have the effect of lengthening the time required for a third party to acquire control of Interlink through a proxy contest or the election of a majority of the board of directors and may deter any potential unfriendly offers or other efforts to obtain control of Interlink. At the same time, these provisions may have the effect of inducing any third parties seeking control of Interlink to negotiate terms acceptable to the board of directors. In addition, since these provisions could make the removal of the incumbent directors more difficult, that increases the likelihood that incumbent directors will retain their position and, since the board has the power to retain and discharge management, could perpetuate incumbent management.

    As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with us for three years following the date that person became an interested stockholder, unless:

    - before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by persons who are both directors and officers of Interlink or by certain employee stock plans; or

    - on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock excluding shares held by the interested stockholder.

    An "interested stockholder" is defined generally as a person owning 15% or more of our outstanding voting stock. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

                                  UNDERWRITING

    We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, FleetBoston Robertson Stephens Inc. and SoundView Technology Group, Inc. are the representatives of the underwriters. We and the selling stockholders entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders agreed to sell to the underwriters, and each underwriter separately agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Banc of America Securities LLC..............................
FleetBoston Robertson Stephens Inc..........................
SoundView Technology Group, Inc.............................
                                                                 2,500,000
                                                                 =========

    The underwriting agreement provides that the underwriters must buy all of these shares if they buy any of them. The underwriters will sell these shares to the public when and if the underwriters buy them from us and the selling stockholders. The underwriters are offering the common stock subject to a number of conditions, including:

    - the underwriters' receipt and acceptance of the common stock from us and the selling stockholders; and

    - the underwriters' right to reject orders in whole or in part.

    We and the selling stockholders have granted the underwriters an option to buy up to 210,447 and up to 164,553, respectively, additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option only to the extent that they sell more than the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, the underwriters will be obligated to purchase the additional shares from us and the selling stockholders in the same proportions as they purchased the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold.

    Our common stock is quoted on the Nasdaq National Market under the symbol "LINK."

    The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' over-allotment option described above:

                                                                          NO EXERCISE   FULL EXERCISE
                                                              PER SHARE    OF OPTION      OF OPTION
                                                              ---------   -----------   -------------
Total underwriting discount to be paid by us................  $             $             $
Total underwriting discount to be paid by the selling
  stockholders..............................................  $             $             $

    The expenses of this offering, not including the underwriting discounts and commissions, are estimated to be approximately $1.2 million and will be paid by us. Expenses of this offering, exclusive of the underwriting discounts and commissions, include the SEC filing fee, the NASD filing fee, Nasdaq listing fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses.

    We, our executive officers and directors have agreed not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus without first obtaining the prior written consent of Banc of America Securities LLC. Specifically, we and these other individuals have agreed not to, directly or indirectly:

    - sell or offer to sell any shares of our common stock;

    - grant any option to sell any shares of our common stock;

    - engage in any short sale of our common stock;

    - pledge or otherwise transfer or dispose of any shares of our common stock; or

    - publicly announce an intention to do any of the foregoing.

    These lock-up agreements apply to shares of our common stock and also to any options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock. These lock-up agreements apply to all such securities that are currently owned or later acquired either of record or beneficially by the persons executing the agreements. However, Banc of America Securities LLC may, in its sole discretion and without notice, release some or all of the securities subject to these agreements at any time during the 90 day period. Currently, there are no agreements by the representatives to release any of the securities from the lock-up agreements during such 90 day period.

    We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
selected dealers a concession of not more than $       per share. The
underwriters may also allow, and any other dealers may reallow, a concession of
not more than $               per share to some other dealers. If all the shares
are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. A change in the public offering price will not affect the amount of proceeds that we or the selling stockholders receive.

    A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

    In particular, a prospectus in electronic format is being made available on an Internet Website maintained by Wit SoundView's affiliate, Wit Capital Corporation. Other than the prospectus in electronic format, the information on Wit Capital's Website and any information contained on any other Website maintained by Wit Capital is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

    The rules of the SEC generally prohibit the underwriters from trading in our common stock on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our common stock to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

    - Stabilizing transactions consist of bids or purchases made by the lead representative for the purpose of preventing or slowing a decline in the market price of our common stock while this offering is in progress.

    - Short sales and over-allotments occur when the representatives, on behalf of the underwriting syndicate, sell more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the representatives may exercise the over-allotment option described above and/or they may engage in syndicate covering transactions.

    - Syndicate covering transactions are bids for or purchases of our common stock on the open market by the representatives on behalf of the underwriters in order to reduce a short position incurred by the representatives on behalf of the underwriters.

    - A penalty bid is an arrangement permitting the representatives to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by that underwriter was later repurchased by the representatives and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

    Prior to the pricing of this offering, and until the commencement of any stabilizing bid, underwriters and dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    Some of the underwriters have in the past and may in the future perform financial advisory services for us.

                                 LEGAL MATTERS

    The validity of the securities offered by this prospectus will be passed upon for us by Stoel Rives LLP, Portland, Oregon. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California.

                                    EXPERTS

    The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports appearing elsewhere in this prospectus with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a registration statement filed with the SEC. The registration statement contains additional information and exhibits not included in this prospectus and refers to documents that are filed as exhibits to other SEC filings. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC's toll-free telephone number at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a Website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies like Interlink that file documents with the SEC electronically. The documents can be found by searching the EDGAR Archives at the SEC's Website. Our SEC filings, and other information about us, may also be obtained from our Website at www.interlinkelectronics.com although information contained on our Web site does not constitute part of this prospectus.

    The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and should be read with the same care. Later information that we file with the SEC will automatically update and supersede information in this prospectus or an earlier filed document. We have filed with the SEC and incorporate by reference the documents below:

    (i) Our Annual Report on Form 10-K for the year ended December 31, 1999;

    (ii) Our definitive Proxy Statement dated April 12, 1999 and filed with the SEC on April 13, 1999; and

   (iii) The description of the common stock contained in Interlink's registration statement under section 12 of the Securities Exchange Act of 1934 including any amendment or report updating such description.

    All reports and other documents that we file under sections 13(a), 13(c), 14, and 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering shall be deemed to be incorporated by reference in this prospectus from the date of the filing of the reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    You may request a free copy of any of these filings by writing or telephoning us at the following address or telephone number:

Interlink Electronics, Inc
546 Flynn Rd.
Camarillo, CA 93012
Attention: Paul D. Meyer, Secretary
Telephone Number: (805) 484-8855

    You should rely only on the information contained in, or incorporated by reference in, this prospectus. We have not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. We are not, and any underwriters, agents or dealers are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of the prospectus or that the information incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

                          INTERLINK ELECTRONICS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Interlink Electronics, Inc.--Consolidated Financial
  Statements................................................    F-1
    Report of Independent Public Accountants................    F-2
    Consolidated Balance Sheets.............................    F-3
    Consolidated Statements of Operations...................    F-4
    Consolidated Statements of Stockholders' Equity.........    F-5
    Consolidated Statements of Cash Flows...................    F-6
    Notes to Consolidated Financial Statements..............    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Interlink Electronics, Inc.:

    We have audited the accompanying consolidated balance sheets of Interlink Electronics, Inc. (a Delaware corporation) and its subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interlink Electronics, Inc. and its subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California
February 14, 2000

                           INTERLINK ELECTRONIC, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                           ASSETS
                                                                   DECEMBER 31,
                                                              ----------------------
Current assets:                                                 1998          1999
                                                              --------      --------
  Cash and cash equivalents.................................  $  3,900      $  7,492
  Accounts receivable, less allowance for doubtful accounts
    of $462 and $620 in 1998 and 1999, respectively.........     6,758         7,056
  Inventories...............................................     6,796         7,928
  Prepaid expenses and other current assets.................       174           173
                                                              --------      --------
Total current assets........................................    17,628        22,649
                                                              --------      --------
Property and equipment, net.................................     1,561         1,559
Patents and trademarks, less accumulated amortization of
  $640 and $739 in 1998 and 1999, respectively..............       277           282
Other assets................................................       111           217
                                                              --------      --------
                                                              $ 19,577      $ 24,707
                                                              ========      ========

            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Lines of credit...........................................  $    132      $     --
  Current maturities of long-term debt and capital lease
    obligations.............................................       498           518
  Accounts payable..........................................     2,220         3,041
  Accrued payroll and related expenses......................       503           957
  Other accrued expenses....................................       136           489
                                                              --------      --------
Total current liabilities...................................     3,489         5,005
                                                              --------      --------
Minority interest...........................................        --            31
Long-term debt, net of current portion......................     1,074         1,261
Capital lease obligations, net of current portion...........       349           163
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $5.00 par value (100 shares authorized,
    none issued and outstanding)............................        --            --
  Common stock $0.00001 par value (15,000 shares authorized,
    7,824 and 8,553 issued and outstanding at December 31,
    1998 and 1999, respectively)............................    24,694        26,197
  Accumulated other comprehensive income....................       216           187
  Accumulated deficit.......................................   (10,245)       (8,137)
                                                              --------      --------
Total stockholders' equity..................................    14,665        18,247
                                                              --------      --------
                                                              $ 19,577      $ 24,707
                                                              ========      ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                          INTERLINK ELECTRONICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Revenues....................................................  $19,153    $22,095    $28,106
Cost of revenues............................................   11,829     13,954     17,640
                                                              -------    -------    -------
Gross profit................................................    7,324      8,141     10,466

Operating expenses:
  Product development and research..........................    1,600      1,416      2,225
  Selling, general and administrative.......................    5,555      5,837      5,799
                                                              -------    -------    -------
    Total operating expenses................................    7,155      7,253      8,024
                                                              -------    -------    -------
Operating income............................................      169        888      2,442
                                                              -------    -------    -------

Other income (expense):
  Minority interest.........................................       --         --        (31)
  Interest income (expense).................................     (152)      (127)        35
  Other income (expense)....................................       13       (359)       (86)
                                                              -------    -------    -------
    Total other income (expense)............................     (139)      (486)       (82)
                                                              -------    -------    -------
Income before provision for income taxes....................       30        402      2,360
Income taxes................................................       --         --        252
                                                              -------    -------    -------
Net income..................................................  $    30    $   402    $ 2,108
                                                              =======    =======    =======

Earnings per share--basic...................................  $   .00    $   .05    $   .26
Earnings per share--diluted.................................  $   .00    $   .05    $   .21

Weighted average shares--basic..............................    7,146      7,818      8,016
Weighted average shares--diluted............................    7,530      7,818     10,014

  The accompanying notes are an integral part of these consolidated financial statements.

                          INTERLINK ELECTRONICS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                   ACCUMULATED
                                               COMMON STOCK           OTHER
                                            -------------------   COMPREHENSIVE   ACCUMULATED
                                             SHARES     AMOUNT    INCOME (LOSS)     DEFICIT      TOTAL
                                            --------   --------   -------------   -----------   --------
Balance, December 31, 1996................   6,772     $20,768        $(122)        $(10,677)   $ 9,969

  Comprehensive income:
    Net income............................      --          --           --               30         30
    Foreign currency translation
      adjustment..........................      --          --         (407)              --       (407)
                                                                                                -------
  Comprehensive loss......................                                                         (377)
  Exercise of options.....................     545       1,711           --               --      1,711
  Private placement, net..................     486       2,150           --               --      2,150
                                             -----     -------        -----         --------    -------
Balance, December 31, 1997................   7,803      24,629         (529)         (10,647)    13,453

  Comprehensive income:
    Net income............................      --          --           --              402        402
    Foreign currency translation
      adjustment..........................      --          --          745               --        745
                                                                                                -------
  Comprehensive income....................                                                        1,147
  Exercise of options.....................      21          65           --               --         65
                                             -----     -------        -----         --------    -------
Balance, December 31, 1998................   7,824      24,694          216          (10,245)    14,665

  Comprehensive income:
    Net income............................      --          --           --            2,108      2,108
    Foreign currency translation
      adjustment..........................      --          --          (29)              --        (29)
                                                                                                -------
  Comprehensive income....................                                                        2,079
  Exercise of options.....................     729       1,503           --               --      1,503
                                             -----     -------        -----         --------    -------
Balance, December 31, 1999................   8,553     $26,197        $ 187         $ (8,137)   $18,247
                                             =====     =======        =====         ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                          INTERLINK ELECTRONICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                1997          1998          1999
                                                              --------      --------      --------
Cash flows from operating activities:
  Net income................................................  $    30       $   402       $ 2,108
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
      Provision for bad debts...............................      119           110           183
      Depreciation and amortization.........................      712           533           630
      Minority interest.....................................       --            --            31
      Changes in operating assets and liabilities:
        Accounts receivable.................................   (2,154)       (1,184)         (481)
        Inventories.........................................   (1,827)       (1,335)       (1,132)
        Prepaid expenses and other current assets...........     (233)          344             1
        Other assets........................................        2            80          (106)
        Accounts payable....................................      789           285           821
        Accrued payroll and expenses........................     (464)          286           807
                                                              -------       -------       -------
        Net cash provided by (used in) operating
          activities........................................   (3,026)         (479)        2,862
                                                              -------       -------       -------

Cash flows from investing activities:
  Purchases of property and equipment.......................     (555)         (846)         (529)
  Costs of patents and trademarks...........................      (25)           --          (104)
                                                              -------       -------       -------
        Net cash used in investing activities...............     (580)         (846)         (633)
                                                              -------       -------       -------

Cash flows from financing activities:
  Borrowing on credit line..................................    1,576           548            --
  Payments on credit line...................................   (1,000)         (992)         (132)
  Borrowings on notes payable to bank.......................      237           880           583
  Principal payments on notes payable to bank...............      (79)          (42)         (231)
  Proceeds from sales/leaseback.............................      225           332            --
  Principal payments on capital lease obligations...........     (353)         (487)         (331)
  Proceeds from issuance of common stock, net...............    3,861            65         1,503
  Other.....................................................      (45)           --            --
                                                              -------       -------       -------
        Net cash provided by financing activities...........    4,422           304         1,392
                                                              -------       -------       -------
Effect of exchange rate changes on cash.....................     (407)          745           (29)
                                                              -------       -------       -------

Increase (decrease) in cash and cash equivalents............      409          (276)        3,592
Cash and cash equivalents:
  Beginning of year.........................................    3,767         4,176         3,900
                                                              -------       -------       -------
  End of year...............................................  $ 4,176       $ 3,900       $ 7,492
                                                              =======       =======       =======
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $   152       $   127       $    93
  Income taxes paid.........................................       33             1             2

  The accompanying notes are an integral part of these consolidated financial statements.

                          INTERLINK ELECTRONICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Interlink Electronics, Inc. (the "Company") is engaged in the development of intuitive interface technologies and solutions for a variety of business and home applications. Products include interactive remote controls, pen input pads, wireless keyboards and integrated mouse pointing devices. Force Sensing Resistors are a key component of the Company's products.

    CONSOLIDATION POLICY--The consolidated financial statements include the accounts of the Company and its 80 percent owned Japanese subsidiary. All material intercompany accounts and transactions have been eliminated.

    REVENUE RECOGNITION--Revenue, net of allowances for returns and warranty, is recorded upon shipment of the products. Royalty revenue is recorded when earned.

    FOREIGN CURRENCY TRANSLATION/TRANSACTIONS--The accounts of the Company's foreign subsidiary have been translated according to the provisions of Statement of Financial Accounting Standards, or SFAS, No. 52, "Foreign Currency Translation." Management has determined that the functional currency of its foreign subsidiary is the Japanese Yen. Thus all foreign translation gains or losses are reflected as other comprehensive income in the consolidated statement of stockholders' equity. The foreign subsidiary's balance sheets are translated into U.S. dollars using the year-end exchange rate except for stockholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenues and expenses are translated at average rates during the year. Any gain or loss resulting from foreign currency transactions are reflected in the consolidated statement of operations for the period in which they occur.

    CASH AND CASH EQUIVALENTS--The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates market. At December 31, 1998 and 1999, the Company had
$3.0 million and $5.8 million, respectively, of cash in excess of federally insured limits.

    FINANCIAL INSTRUMENTS--The carrying amounts of line of credit, long-term debt and capital lease obligations approximate their fair value as interest rates approximate market rates for similar instruments. During 1999, the Company entered into foreign currency exchange contracts in the normal course of business to manage its exposure against foreign currency fluctuations on revenues denominated in foreign currencies. The principle objective of such contracts was to minimize the risks and costs associated with financial and global operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. There were no off balance sheet derivatives during 1997 or 1998. The fair value of foreign currency contracts is estimated by obtaining quotes from brokers. At December 31, 1999, the Company had foreign currency contracts outstanding with a notional and fair value of $5.4 million. During fiscal 1999, the Company recognized $440,000 of losses on foreign exchange contracts which is included in revenues in the accompanying consolidated statements of operations.

    INVENTORIES--Inventories are stated at the lower of cost or market and includes material, labor, and factory overhead. Cost is determined using the average cost method.

    PROPERTY AND EQUIPMENT--Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets which range from three to ten years. Amortization of leasehold improvements is based upon the estimated useful lives of the assets or the term of the lease, whichever is shorter. Maintenance and repairs are charged to operations as incurred, while significant improvements are capitalized. Upon

                          INTERLINK ELECTRONICS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) retirement or disposition of property, the asset and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is charged to operations.

    PATENTS AND TRADEMARKS--The costs of acquiring patents and trademarks are amortized on a straight-line basis over their estimated useful lives, ranging from seven to seventeen years. Amortization expense for the years ended
December 31, 1997, 1998 and 1999 was $90,000, $98,000 and $99,000, respectively.

    INCOME TAXES--The Company accounts for taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this statement, deferred tax assets and liabilities represent the tax effects, calculated at currently effective rates, of future deductible taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements (see Note 10).

    EARNINGS PER SHARE--Earnings per share-basic is based upon the weighted average number of shares outstanding. Earnings per share-diluted is based on the weighted average shares outstanding including the dilutive effect of common stock equivalents. (See Note 8)

    ACCOUNTS RECEIVABLE--Increases to the allowance for doubtful accounts totaled $42,000, $177,000 and $183,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Write-offs against the allowance for doubtful accounts totaled, $139,000. $67,000 and $25,000 for the years ended
December 31, 1997, 1998 and 1999, respectively.

    USE OF ESTIMATES--The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    RECENT PRONOUNCEMENTS--In June 1998 and June 1999, the AICPA issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.137, which delayed the effective date of SFAS No. 133 and required its adoption beginning January 1, 2001. The Company will adopt this standard in January 2001 and is currently analyzing the statement to determine the impact, if any, on the Company's financial position or results of operations.

    RECLASSIFICATIONS--Certain prior year balances have been reclassified to conform to the current year presentation.

2. INVENTORIES

    Inventories consisted of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Raw material................................................   $3,130     $3,705
Work in process.............................................      618        645
Finished goods..............................................    3,048      3,578
                                                               ------     ------
Total inventories...........................................   $6,796     $7,928
                                                               ======     ======

                          INTERLINK ELECTRONICS, INC.

3. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following (in thousands):

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Furniture, machinery and equipment........................  $ 3,956    $ 4,450
Leasehold improvements....................................      177        212
                                                            -------    -------
                                                              4,133      4,662
Less accumulated depreciation and amortization............   (2,572)    (3,103)
                                                            -------    -------
Property and equipment, net...............................  $ 1,561    $ 1,559
                                                            =======    =======

    Depreciation and amortization expense charged to operations amounted to $534,000, $436,000 and $531,000 for the years ended 1997, 1998, and 1999, respectively. Included in property and equipment are assets financed under capital leases with a net book value of $656,000 and $412,000 at December 31, 1998 and 1999 respectively.

4. LINES OF CREDIT

    The Company maintains a domestic revolving line of credit with a maximum amount of $3,000,000, none of which had been drawn as of December 31, 1999. The line carries an interest rate of the bank's interest rate (8.5% at December 31, 1999) and matures in May 2000. The line is secured by all of the Company's assets and requires the Company to meet certain financial covenants, all of which were satisfied at December 31, 1999.

    The Company's Japanese subsidiary maintains an unsecured line of credit with a bank with a maximum amount of $1,124,000, of which none was drawn at December 31, 1999. This line carries an interest rate of 1.3%.

    Selected information regarding short-term borrowings is as follows (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Average daily borrowings....................................   $  594      $ 85
Maximum daily borrowings....................................   $1,124      $136
Weighted average interest rate during year..................      1.3%      1.3%

5. LONG-TERM DEBT AND CAPITAL LEASES

    BANK LOANS--The Company's Japanese subsidiary, Interlink Electronics, KK, maintains unsecured loans with four banks. The loans carry a weighted average interest rate of 2.6% and are payable in monthly installments through the year 2005. The combined balance outstanding as of December 31, 1998 and 1999 was $1,244,000 and $1,596,000, respectively.

    CAPITAL LEASE OBLIGATIONS--The Company had an equipment lease financing agreement for the purchase of equipment. Terms include a standard payment schedule of up to 48 months at an effective interest rate of 8.35%.

                          INTERLINK ELECTRONICS, INC.

5. LONG-TERM DEBT AND CAPITAL LEASES (CONTINUED)
    At December 31, 1999, scheduled maturities of long-term debt and capital lease obligations for the next five years and thereafter are as follows (in thousands):

                                                                DEBT      LEASES
                                                              --------   --------
2000........................................................   $  366      $203
2001........................................................      402       120
2002........................................................      383        52
2003........................................................      324        --
2004........................................................      155        --
Thereafter..................................................       49        --
                                                               ------      ----
                                                                1,679       375
Less amount representing interest...........................      (83)      (29)
                                                               ------      ----
Present value of minimum payments...........................    1,596       346
Current portion.............................................     (335)     (183)
                                                               ------      ----
Long term portion...........................................   $1,261      $163
                                                               ======      ====

6. CAPITALIZATION

    PREFERRED STOCK--The Company is authorized to issue up to 100,000 shares of Preferred Stock. As of December 31, 1999, none were outstanding. In the future, the Preferred Stock may be issued in one or more series with such rights and preferences as may be fixed and determined by the Board of Directors.

    COMMON STOCK--The Company is authorized to issue 15,000,000 shares of Common Stock.

    On March 20, 2000, the Company effected a three-for-two stock split by means of a stock dividend to its stockholders. All share information in these financial statements give retroactive effect to the stock split.

7. STOCK OPTIONS

    Under the terms of the Company's Option Plans, officers and key employees may be granted nonqualified or incentive stock options and outside directors and independent contractors of the Company may be granted nonqualified stock options. The aggregate number of shares which may be issued under the plans is 3,184,150.

                          INTERLINK ELECTRONICS, INC.

7. STOCK OPTIONS (CONTINUED)
    Information concerning stock options under the plans is summarized as follows (in thousands, except per share information):

                                                    1997                   1998                   1999
                                            --------------------   --------------------   --------------------
                                                       WTD. AVG.              WTD. AVG.              WTD. AVG.
                                                       EXERCISE               EXERCISE               EXERCISE
                                             SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                            --------   ---------   --------   ---------   --------   ---------
Outstanding beginning of year.............   2,148       $3.50       2,122      $3.75      3,082       $1.83
Granted...................................     651        4.33       3,729       2.14        583        3.71
Exercised.................................    (545)       3.14         (21)      3.09       (729)       2.06
Forfeited and expired.....................    (132)       3.75      (2,748)      3.75        (55)       2.21
                                             -----       -----      ------      -----      -----       -----
Outstanding end of year...................   2,122       $3.75       3,082      $1.83      2,881       $2.19
                                             =====       =====      ======      =====      =====       =====
Exercisable end of year...................   1,326       $3.67       1,474      $1.83      1,817       $2.03
                                             =====       =====      ======      =====      =====       =====

    The following table summarizes information about options outstanding at December 31, 1999 (in thousands, except per share information):

                                                        OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                                                 ----------------------------------   --------------------
                                                             WTD. AVG.
                                                             REMAINING    WTD. AVG.              WTD. AVG.
                                                            CONTRACTUAL   EXERCISE               EXERCISE
RANGE OF EXERCISE PRICES                          NUMBER       LIFE         PRICE      NUMBER      PRICE
------------------------                         --------   -----------   ---------   --------   ---------
$1.83..........................................   2,343          3.7        $1.83      1,608       $1.83
3.08-3.83......................................     415          4.1         3.21        173        3.19
5.50...........................................     123          4.7         5.50         36        5.50
                                                  -----        -----        -----      -----       -----
                                                  2,881          3.8        $2.19      1,817       $2.03
                                                  =====        =====        =====      =====       =====

    The weighted average fair value at date of grant for options granted during 1997, 1998 and 1999 was $2.35, $1.33 and $1.91 per option, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                               1997       1998       1999
                                                             --------   --------   --------
Expected life (years)......................................      4          4          4
Interest rate..............................................    6.3%       6.0%       5.8%
Volatility.................................................     64%        79%        60%
Dividend yield.............................................      0%         0%         0%

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent

                          INTERLINK ELECTRONICS, INC.

7. STOCK OPTIONS (CONTINUED)
with the method of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company would have recorded stock-based compensation expense as follows:

                                                                1997       1998       1999
                                                              --------   --------   --------
Net income (loss)--as reported..............................  $    30    $   402     $2,108
               --pro forma..................................   (1,170)    (1,198)       294

Diluted earnings (loss) per share--as reported..............  $   .00    $   .05     $ 0.21
                            --pro forma.....................     (.16)      (.15)       .03

8. EARNINGS PER SHARE

    For all periods presented, per share information was computed pursuant to provisions of SFAS No. 128 "Earnings Per Share." The computation of earnings per share--basic is based upon the weighted average number of common shares outstanding during the periods presented. Earnings per share--diluted also includes the effect of common shares contingently issuable from options and warrants (in periods which they have a dilutive effect).

    Common stock equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding shares, using a yearly average market price.

    The following table contains information necessary to calculate earnings per share (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1997       1998       1999
                                                        --------   --------   --------
Weighted average shares outstanding...................   7,146      7,818       8,016

Effect of diluted securities;
  options and warrants................................     384         --(1)    1,998
                                                         -----      -----      ------
Weighted average shares--diluted......................   7,530      7,818      10,014
                                                         =====      =====      ======

------------------------

(1) The diluted share calculation result was anti-dilutive. Thus, the primary weighted average shares were used.

9. COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES--The Company leases its main facility and certain equipment under operating leases expiring through 2003. Rent payments totaled approximately $236,000, $239,000 and $357,000 for

                          INTERLINK ELECTRONICS, INC.

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)
1997, 1998 and 1999, respectively. Minimum lease commitments at December 31, 1999 are summarized as follows (in thousands):

2000........................................................   $  393
2001........................................................      376
2002........................................................      270
2003........................................................      168
                                                               ------
                                                               $1,207
                                                               ======

    LEGAL MATTERS--From time to time, the Company is involved in various legal actions which arise in the ordinary course of business. The Company does not believe that losses incurred, if any, will have a significant impact on the Company's financial position or results of operations.

10. INCOME TAXES

    As of December 31, 1999, the Company had federal income tax net operating loss carryforwards of approximately $9.8 million expiring through 2014.

    The Company has research and development tax credit carryforwards of approximately $270,000 and $171,000 at December 31, 1998 and 1999, respectively. The Company has total net deferred tax assets as follows (in thousands):

                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
  Net operating loss carryforward...........................   $3,976     $3,354
  Credits...................................................      234        171
  Accruals..................................................       99        120
  Reserves..................................................      336        465
  Other.....................................................       44        (31)
                                                               ------     ------
  Total deferred tax assets.................................    4,689      4,079
Valuation allowance.........................................   (4,689)    (4,079)
                                                               ------     ------
  Total.....................................................   $   --     $   --
                                                               ======     ======

    A valuation allowance is recorded if the weight of available evidence suggests it is more likely than not that some portion or all of the deferred tax asset will not be recognized. There is no assurance that the Company will continue to be profitable in future periods, therefore, a valuation allowance has been recognized for the full amount of the deferred tax asset for 1998 and 1999.

                          INTERLINK ELECTRONICS, INC.

10. INCOME TAXES (CONTINUED)
    The provision for income taxes for the years ended December 31, 1997, 1998 and 1999 are as follows (in thousands):

                                                            1997       1998       1999
                                                          --------   --------   --------
Current taxes:
  Federal...............................................    $ --       $ --       $ --
  State.................................................      --         --         --
  Foreign...............................................      --         --        252
                                                            ----       ----       ----
                                                              --         --        252
Deferred taxes:
  Federal...............................................      --         --         --
  State.................................................      --         --         --
                                                            ----       ----       ----
                                                              --         --         --
                                                            ----       ----       ----
Provision for income taxes..............................    $ --       $ --       $252
                                                            ====       ====       ====

    Differences between the provision for income taxes and income taxes at statutory federal income tax rate for the years ended December 31, 1997, 1998 and 1999 are as follows (in thousands):

                                                           1997       1998       1999
                                                         --------   --------   --------
Income taxes at the statutory federal rate.............    $ 10      $ 137      $ 802
State income taxes, net of federal income tax effect...       2         24        142
Foreign taxes at rates different than U.S. taxes.......      --         --         12
Utilization of net operating losses....................     (12)      (161)      (704)
                                                           ----      -----      -----
                                                           $ --      $  --      $ 252
                                                           ====      =====      =====

11. REVENUE INFORMATION

    EXPORT SALES--The following table shows the breakdown of the Company's export sales as a percentage of consolidated revenues.

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Asia.............................................     26%        59%        62%
Europe and other.................................     13%        11%         7%

    MAJOR CUSTOMERS--In 1997, sales to one customer in the computer industry constituted 13% of the Company's sales. In 1998, sales to three customers in the computerized projector industry exceeded 10% of the Company's sales. Their sales constituted approximately 15%, 14% and 10%. In 1999, three customers in the computerized projector industry exceeded 10% of the Company's sales. Sales to these customers constituted approximately 14%, 12% and 11%, respectively, of total sales.

                          INTERLINK ELECTRONICS, INC.

12. SEGMENT INFORMATION

    The Company has two separately managed business segments, (i) Business Communications and (ii) Specialty Components and Other. The accounting policies of the segments are the same as those described in the significant accounting policies however, the Company evaluates performance based on gross profit. The Company does not allocate any other income, expenses or assets to these segments. Reportable segment information for the years ended December 31, 1997, 1998 and 1999 is as follows (in thousands):

                                                                        SPECIALTY COMPONENTS
                                              BUSINESS COMMUNICATIONS        AND OTHER          TOTAL
                                              -----------------------   --------------------   --------
1997
  Revenue...................................          $10,422                  $ 8,731         $19,153
  Gross profit..............................            3,832                    3,492           7,324
1998
  Revenue...................................          $13,547                  $ 8,548         $22,095
  Gross profit..............................            4,722                    3,419           8,141
1999
  Revenue...................................          $17,693                  $10,413         $28,106
  Gross profit..............................            6,139                    4,327          10,466

                              [INSIDE BACK COVER]

                Creating New Standards With Intuitive Interface

[Picture of a hand making a signature on an ePad product.]

EPAD-TM- ELECTRONIC SIGNATURE SOLUTIONS

Our ePad product allows a user to capture, bind and verify an electronic signature

[Picture of a hand making a signature on an ePad product.]

[E-Transactions]

[BUSINESS COMMUNICATIONS]

INTUITIVE INTERFACE DEVICES

Our intuitive interface devices for the Business Communications market use our proprietary VersaPad-TM- and Remote Link-TM- technologies and ClickTrigger-TM-case design to operate business projectors and video conferencing equipment.

[Picture of a businesswoman holding an interface device and making a slide presentation to a group of business-people.]

[Picture of a hand operating an intuituve interface device.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,500,000 Shares

                       [Interlink Electronics, Inc. Logo]

                          Interlink Electronics, Inc.

                                ----------------

                                   Prospectus

                                           , 2000

                            ------------------------

                         Banc of America Securities LLC

                               Robertson Stephens

                                 Wit SoundView

------------------------------------------------------------
------------------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, excluding the representative's nonaccountable expense allowance, all of which expenses will be paid by the Registrant::

SEC registration fee........................................  $   60,958
Nasdaq additional listing fee...............................      17,000      *
NASD fee....................................................      23,590      *
Accounting fees and expenses................................      50,000      *
Legal fees and expenses.....................................     250,000      *
Printing and related expenses...............................     175,000      *
Miscellaneous expenses......................................     623,452      *
                                                              ----------
  Total.....................................................  $1,200,000      *
                                                              ==========

------------------------

*   Estimated expenses

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers on terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the DGCL, Article IV of the Registrant's Certificate of Incorporation (the "Certificate") includes a provision that eliminates the personal liability of its directors for monetary damages for conduct as a director, except for any act or omission for which such elimination of liability is not permitted under the DGCL. The Bylaws deny the directors and others the right to indemnification for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by the DGCL, the Certificate and the Bylaws of the Registrant also provide that
(i) the Registrant may indemnify its other employees and agents as set forth in the DGCL, (ii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain limited exceptions and (iii) the rights conferred in the Bylaws are not exclusive. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification. The indemnification provisions in the Registrant's Certificate and Bylaws may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

    The Registrant has obtained insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of stockholders or directors or otherwise.

ITEM 16. EXHIBITS


         1.1(1)         Form of Underwriting Agreement
         4.1            Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1b of Post-Effective Amendment
                          No. 8 to Registrant's Registrantion Statement on Form S-1
                          (Registration No. 33-60380)(the "Form S-1 Registration
                          Statement"))
         4.2            Bylaws of the Registrant (incorporated by reference to
                          Exhibit 3.2a of the Form S-1 Registration Statement)
         5.1(1)         Opinion of Stoel Rives LLP
        23.1            Consent of Arthur Andersen LLP, independent public
                          accountants
        23.2(1)         Consent of Stoel Rives LLP (included in Exhibit 5.1)
        24.1            Power of Attorney (see signature page)
        27.1            Financial Data Schedule

------------------------

(1) To be filed by amendment.

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (A) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement PROVIDED, HOWEVER, that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(A) and (a)(1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Underwriting" and
Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camarillo, California, on March 23, 2000.

                                                       INTERLINK ELECTRONICS, INC.

                                                       By:              /s/ PAUL D. MEYER
                                                            -----------------------------------------
                                                                          Paul D. Meyer
                                                                     CHIEF FINANCIAL OFFICER

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints E. Michael Thoben, III and Paul D. Meyer, and each of them, his attorneys-in-fact and agents, each with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (whether pre-effective or post-effective) to this Registration Statement on Form S-3 and any or all registration statements filed for the same offering that are to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on March 23, 2000:

                                                 President, Chief Executive Officer
         /s/ E. MICHAEL THOBEN, III              and Chairman of the Board of
     ----------------------------------          Directors
           E. Michael Thoben, III                (Principal Executive Officer)

              /s/ PAUL D. MEYER
     ----------------------------------          Chief Financial Officer (Principal
                Paul D. Meyer                    Financial and Accounting Officer)

                /s/ GEORGE GU
     ----------------------------------          Director
                  George Gu

            /s/ EUGENE F. HOVANEC
     ----------------------------------          Director
              Eugene F. Hovanec

             /s/ MERRITT M. LUTZ
     ----------------------------------          Director
               Merritt M. Lutz

           /s/ CAROLYN MACDOUGALL
     ----------------------------------          Director
             Carolyn MacDougall

                                 EXHIBIT INDEX


         1.1(1)            Form of Underwriting Agreement

         4.1               Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1b of Post-Effective Amendment
                             No. 8 to Registration Statement on Form S-1 (Registration
                             No. 33-60380) (the "Form S-1 Registration Statement"))

         4.2               Bylaws of the Registrant (incorporated by reference to
                             Exhibit 3.2a of the Form S-1 Registration Statement)

         5.1(1)            Opinion of Stoel Rives LLP

        23.1               Consent of Arthur Andersen LLP, independent public
                             accountants

        23.2(1)            Consent of Stoel Rives LLP (included in Exhibit 5.1)

        24.1               Power of Attorney (see signature page)

        27.1               Financial Data Schedule

------------------------

(1) To be filed by amendment.